UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Free Translation into English from the
Original Previously Issued in Portuguese)

Assaí Atacadista

Individual and Consolidated Financial Statements for the Year Endend December 31, 2020 and Independent Auditor's Report

A SUA!
ASSAÍ
ATACADISTA

Sendas Distribuidora S.A.

Individual and Consolidated Financial Statements

for the Year Ended December, 31, 2020 and

Report of Independent Registered Public Accounting Firm

Sendas Distribuidora S.A.

Consolidated and Individual Financial Statements

Year Ended December 31, 2020

Index

Independent auditor’s report on individual and consolidated financial statements	1
Message from management	7
Management statement on the financial statements and independent auditor’s report	27
Audit committee report	28

Consolidated and Individual financial statements

A free translation from Portuguese into English of Independent Auditor’s Report on Individual and Consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)

INDEPENDENT AUDITOR’S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Officers

Sendas Distribuidora S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Sendas Distribuidora S.A. (“Company”), identified as Individual and Consolidated, respectively, which comprise the statement of financial position as at December 31, 2020, and the statements of profit or loss, of comprehensive income, of changes in equity, and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2020, and its individual and consolidated financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants and the professional standards issued by Brazil’s National Association of State Boards of Accountancy (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter

Restatement of corresponding figures due to spin-off of the subsidiary Almacenes Éxito S.A. (“Éxito”)

As mentioned in Note 4, as a result of the spin-off of the subsidiary Éxito at December 31, 2020, the corresponding figures referring to the prior-year consolidated statements of profit or loss and of value added, presented for comparison purposes, were adjusted and are being restated, as provided for in Accounting Pronouncement NBC TG 31/IFRS 5 - Noncurrent assets held for sale and discontinued operations. Our opinion is not modified in respect of this matter.

1

Key audit matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide an individual opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Realization of State VAT (ICMS) credits

At December 31, 2020, the balance of State VAT (ICMS) credits totaled R$1,311 million, as disclosed in Note 10. The ICMS credit recoverability analysis was significant for our audit as the amounts of these credits are material in relation to the financial statements as of December 31, 2020 and because the preparation of this analysis involves judgment by the Company management in determining the projections of future ICMS debts in its operations, including consideration of special taxation regimes. These projections could be impacted by future market and economic conditions.

How our audit addressed this matter:

Our audit included the following procedures, among others: i) understanding of the process implemented by management to prepare the annual analysis of recoverability of tax credits, including assessment of the design and operating effectiveness of internal control implemented by the Company referring to this annual process and to the preparation of projections used by management; ii) assessment of the reasonableness of the data used in the preparation of the annual tax credit recoverability analysis, including the mathematical accuracy of the calculations made in such analysis; iii) involvement of our indirect tax specialists in assessing the application of tax legislation and special taxation regimes for the projections used in the annual tax credit recoverability analysis; and (iv) review of the adequacy of the respective disclosures in the financial statements.

Based on the results of the audit procedures carried out on the annual tax credit recoverability analysis, which is consistent with management's assessment, we consider that the criteria and assumptions associated with the recoverability of the ICMS credits adopted by management, as well as the respective disclosures in the explanatory notes, are acceptable, in the context of the financial statements taken as a whole.

Tax contingencies assessed as possible loss

As disclosed in Note 20.4, the Company is a party to administrative and judicial proceedings arising from various tax contingencies, totaling R$2,408 million, for which no provision was recorded as at December 31, 2020, given that the likelihood of loss was assessed as possible based on the information available on that date.

2

Management uses significant judgment to determine whether the technical arguments used by the Company are more likely than not to be successful in the judicial discussion of such proceedings in court, considering the complexity of the tax environment in Brazil and the absence of case law on certain tax matters. In this assessment, management counts on the assistance of external legal advisors.

Management's assessment of the likelihood of loss of tax contingencies was significant for our audit as it is complex and involves significant judgment based on interpretations of tax legislation and legal rules.

How our audit addressed this matter:

Our audit included the following procedures, among others: i) understanding of the process implemented by management, including assessment of the design and operating effectiveness of internal control implemented by the Company for identification, monitoring and evaluation of tax proceedings, to determine whether the technical arguments used by management are more likely than not to succeed in courts; ii) obtaining confirmation letters directly from the Company's external legal advisors and use of our knowledge and experience on application of tax legislation by tax authorities to evaluate the judgments made by the Company management regarding tax proceedings; iii) involvement of our tax specialists to evaluate the technical arguments presented by management and analysis of a sample of opinions or legal guidance from external advisors obtained by the Company; and (iv) review of the adequacy of the respective disclosures in the financial statements.

Based on the result of the audit procedures carried out on the judgments and assessments of the likelihood of loss on the tax proceedings rated as possible loss, which is consistent with management's assessment, we consider that the criteria and assumptions adopted to determine the likelihood of loss on such proceedings, as well as the respective disclosures in the explanatory notes, are acceptable, in the context of the financial statements taken as a whole.

Corporate reorganization

As disclosed in Note 1.2, at the General and Special Shareholders’ Meeting of the Company and the Company’s controlling shareholder Grupo Pão de Açúcar (“GPA”) , held on December 31, 2020, shareholders of both companies approved the proposal for corporate reorganization previously approved on December 14, 2020 by the Board of Directors of both companies.

As a result of this corporate reorganization, the Company management deconsolidated the assets and liabilities of Éxito and presented Éxito’s profit or loss as discontinued operations in the statement of profit or loss and in the corresponding prior-year period. This matter was considered significant for our audit due to the complexity arising from this corporate reorganization, the aspects related to accounting records, the adequate presentation of Éxito’s profit or loss as discontinued operations, and the appropriate disclosure in the explanatory notes.

How our audit addressed this matter:

3

Our audit procedures included the following, among others: (i) review of the corporate reorganization agreement and all other related corporate legal documents; (ii) check of the accounting records and their consistency with the documents presented in the register of approval of general and special shareholders’ meetings; (iii) review of the technical accounting memoranda prepared by the Company management; and (iv) review of the adequacy of the respective disclosures in the financial statements.

Based on the result of the audit procedures carried out regarding the adequacy of the accounting treatment given to the Company's corporate reorganization, which is consistent with management's assessment, we consider that the recording of the transaction and the respective disclosures in the explanatory notes are acceptable, in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for the year ended December 31, 2020, prepared under the responsibility of the Company management and presented as supplementary information for IFRS purposes, were submitted to audit procedures conducted jointly with the audit of the Company's financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by Accounting Pronouncement NBC TG 09 – Statement of Value Added. In our opinion, the individual and consolidated statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in the above-mentioned accounting pronouncement, and are consistent in relation to the financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

4

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identified and assessed risks of material misstatements of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.
5

•	Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represented the underlying transactions and events in a manner that achieves fair presentation.

•	Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the Group's audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 22, 2021.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Stela de Aguiar Cerqueira

Accountant CRC-1SP258643/O-4

6

São Paulo, February 23, 2021 - Assaí announces its results for the fourth quarter (4Q20) and full year of 2020. All comparisons are with the same period in 2019, except where stated otherwise. All comments related to adjusted EBITDA exclude the non-recurring effects from the periods. Moreover, starting from 2019, the results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases. The comments reflect the corporate restructuring approved at the Extraordinary Shareholders Meeting held on December 31, 2020 (spin-off), by which six gas stations and the Grupo Éxito operation were transferred to Companhia Brasileira de Distribuição (GPA). As such, the numbers in this earnings release reflect the pure "Cash & Carry" business operated under the Assaí brand, except where otherwise indicated.

● Significant revenue growth of 33% in 4Q20, driven by rapid and successful organic expansion (+13%) and by consistent “same-store” performance (+20%). In the year, gross sales revenue totaled R$39.4 billion, an increase of approximately R$9 billion (30%), higher than the CAGR of 28% in the last decade, resulting in the continuity of market share gains.

● Strong performance by the 19 stores inaugurated during the year in ten different states, two of them new: Maranhão and Roraima. Nine stores were inaugurated in 4Q20.

● Gross margin maintained at 17.1% in 4Q20 despite strong growth during the period, mainly reflecting the maturation of new stores and adequate level of competitiveness. Reduction of operating expenses by 50 bps, importantly contributing to the profitability of the quarter.

● Adjusted EBITDA amounted to R$879 million in 4Q20, increasing R$255 million, with record margin of 8.2%, up 40 bps. In 2020, adjusted EBITDA came to R$2.7 billion, increasing R$750 million, with margin of 7.5% (50 bps), underlining the progressive operational improvement observed in recent years despite the accelerated expansion of stores.

● Net income of R$299 million in 4Q20, up 31%, net margin was 2.8%, thanks to improved operational performance. In 2020, net income reached R$1.0 billion, up 25%. Net margin stood at 2.8%.

●Strong operating cash generation of R$2.1 billion in the year, driven by significant sales growth and maturation of new stores, demonstrating the self-sufficiency to sustain the accelerated pace of expansion and maintenance of the store mix, investments on which totaled R$1.3 billion in 2020. Net/Adjusted EBITDA* ratio reached -1.76x in 2020, improving significantly from 2019 (-3.77x).

● Approval of the request for listing and admission to the trading of Sendas (Assaí) shares in the Novo Mercado segment of the B3 and listing of ADS on the New York Stock Exchange (NYSE).
Shares will be traded as of March 1.

*Adjusted EBITDA pre-IFRS 16

MESSAGE FROM MANAGEMENT

The year 2020 was marked by several learning experiences that proved Assaí's ability to reinvent itself quickly and remain resilient to the new scenario brought on by the pandemic. It was a year when we cared for the safety of our customers and employees every day while also striving to keep the stores functioning and supplied.

Year of overcoming obstacles while prioritizing care for customers and employees: During 2020, we donated over 65,000 baskets with food, cleaning and personal hygiene products through our 112 partner charities, which benefited more than 262,000 people all over the country. To provide financial assistance to micro-entrepreneurs and small community businesses in highly vulnerable regions, we contributed to the social and microcredit funds Fundo Periferia Empreendedora and Fundo Coalização Éditodos. We also offered subsidies for the maintenance of small informal businesses, family producers, cooperatives and institutions. We also took important operational decisions during the pandemic: we gave the regional units and store managers greater autonomy and introduced more than 270 operational changes to make the units safer in terms of public health aspects.

Solid financial results and market share gains: Even during such a challenging year as a result of the pandemic and the economic scenario in Brazil, Assaí maintained a brisk pace of expansion, gaining market share and consolidating the brand in regions where it was already present as well as in new markets – in 2020 we entered the states of Maranhão and Roraima. As such, we ended the year with 19 stores inaugurated, for a total of 184 stores in 23 states and the Federal District.

Gross sales revenue increased 30% from 2019 to end 2020 at R$39.4 billion, representing growth of R$9 billion in the year. We also registered 38.4% growth in EBITDA, which totaled R$2.7 billion, and net income of over R$1.0 billion. In 2020, we created over 5,000 new jobs across Brazil, leveraged by growth and business expansion.

Profitable growth: The accelerated schedule of inaugurations in the last five years was entirely funded by our own operations and this dynamic should be maintained going forward. The success of the organic growth strategy involves complex projects related to both store location and maturation. Our operation has a nationwide footprint, but with a business model adapted to each region. The result is an excellent performing, well-balanced business with high potential for growth and expansion across the country. For instance, the 35 largest Assaí stores are located in 15 different Brazilian states.

Organizational culture is a differential of our business: We grew from 8,000 to 50,000 employees in a span of nine years, becoming one of the country's 10 largest private employers. To disseminate a value-driven culture, we also focus on the growth of our people through a career development program in which we give priority to internal transfers, while offering growth opportunities and stimulating a sense of belonging among our employees. In 2020, over 1.4 million hours of training were administered. In addition, our internal engagement survey revealed an extraordinary finding: 88% of our employees demonstrated commitment to the company, stating that they are satisfied and determined to build their career in the company. In 2011, the first year of the survey, this figure was 41%.

Since we believe we can and must generate positive impacts on society, we reinforced the diversity agenda of the Company, further strengthening our diversity and inclusion practices. At the end of 2020, we launched our first Diversity Group. We are also committed to the development of entrepreneurs through the Assaí Bons Negócios Academy, which organizes training programs exclusively for black people.

Spin-off – new challenges and high level of governance under the leadership of a highly experienced team: With the spin-off, Assaí has, for the market, become a pure player in the Cash & Carry segment, the main food channel for Brazilian households, according to Nielsen. Assaí will be listed as of the 1st of March, as already announced to the market in Material Fact on February 19th, after all the authorizations are obtained from regulatory bodies in February. This will enable us to operate autonomously, with a separate management setup and the focus on our business model and market opportunities.

At the end of 2020, we established a new Board of Directors, which includes three independent members with vast experience and excellent reputation to collaborate in the Company's new cycle. Also, Assaí comes into existence already in the Novo Mercado segment, the highest level of corporate governance on the São Paulo Stock exchange (B3).

This year, the Company continues its extraordinary growth trajectory, marked by an intensive pace of store openings, gaining market share and improving its profitability – all this achieved as a consequence of the excellent execution of a uniquely experienced team, which will continue to drive the company’s strategy.

Regionalization and new stores: In 2021, we will remain alert to the complex social and economic scenario unfolding in Brazil, while strengthening our efforts to adapt our assortment, product offering and communication to each region. Our goal is to open 28 new stores in 2021 and more than 25 stores per year by 2023. And for each of these stores to be successful, we know that, besides offering low prices, we must offer the best buying experience. In this regard, we will expand the butchery project (launched last year) to more units in all the regions over the coming months.

Customer recognition: Such results are reflected in recognition among our customers. In 2020, Assaí was among Brazil's 25 most valuable brands and appeared in the ranking of Empresa Mais Estadão in three positions: Most Efficient Retailer (1st place), Greater Economic Impact (2nd place) and Southeast Highlight (2nd place). Our history and well-established relationships give us the strength to continue serving our customers, contributing to society and growing in a sustainable manner, while creating value for our stakeholders and prosperity for all. They also consolidate our mission of delivering solid economic and financial results as part of a more robust agenda of governance and of positive social and environmental impact.

The Management

SALES PERFORMANCE

Total sales grew significantly (33.4%) during yet another quarter, reaching R$11.6 billion and adding R$2.9 billion, the highest sales growth in the history of the business.

This performance was driven by the opening of 19 stores, rapid maturation of stores opened in the last 24 months, gradual resumption of food service, continued growth in the share of individual customers and food inflation. Successful commercial actions were rolled out, such as “Write a new story,” "Black Friday," "Christmas present with you," and "Happy New Year with Assaí." As a result, average ticket outgrew inflation.

The accelerated pace of expansion in recent years contributed to the solid sales growth of approximately 30% in 2020. In the year, revenue increased by around R$9 billion to R$39.4 billion, resulting in continued market share gains during the period.

Same-store sales grew 19.6% in 4Q20 and 14.1% in 2020, demonstrating the wide acceptance of the business model and its capacity to rapidly adapt to diverse market scenarios.

Gross Sales Revenue (R$ '000)

STORE OPENINGS

In line with the strategy of expanding the banner's nationwide footprint, nine new stores were inaugurated in 4Q20, bringing total store openings to 19 in 2020 (16 organic and three conversions from Extra Hiper), in ten states, entering two new states (Maranhão and Roraima). In addition, seven stores are under construction and other three Extra Hiper stores are being converted and transferred to Assaí before the conclusion of the spin-off. In addition, the Company has 40 plots of land in its portfolio for future store expansions.

Number of Stores per Region

OPERATING RESULT

4Q20

During yet another quarter, Assaí's net revenue surpassed R$10 billion, representing a significant growth of 33.7% (R$2.7 billion), driven by the strong performance by the 19 stores inaugurated in the last 12 months, as well as by same-store sales and the effect of inflation, especially on commodities.

Gross profit grew 33.5% to R$1.8 billion, while gross margin remained stable (17.1%), despite the nine stores inaugurated in the quarter, mainly reflecting the maturation of stores resulting from the expansion in recent years and an adequate level of commercial competitiveness.

Selling, general and administrative expenses corresponded to 8.9% of net revenue in 4Q20, declining 50 bps from 4Q19, due to strong sales growth in the quarter and strict control of expenses.

Adjusted EBITDA totaled R$879 million, growing significantly by R$255 million (41.0%) and outgrowing gross revenue by 760 bps. Margin stood at 8.2%, underscoring the solid business model and successful expansion efforts in recent years.

2020

The year 2020 posed huge challenges to all business segments in Brazil and the world, and Assaí operated with discipline and efficiency, which resulted in the highest net income in its history (R$35.9 billion), an increase of R$8.1 billion in the year. This result was driven by the excellent performance by the 19 stores inaugurated in the year and the maturation of stores opened in previous years. This solid performance resulted in a significant market share gain in the wholesale segment during the year, confirming Assaí's correct market positioning and successful commercial policy.

Gross profit grew 29.0% to R$5.9 billion, with gross margin of 16.4%, despite the numerous stores in maturation (41 stores opened in the last 24 months).

Selling, general and administrative expenses corresponded to 9.0% of net sales revenue in 2020, representing a significant reduction of 50 bps from 2019, thanks to strong sales growth in the year, largely due to the inflation on commodities combined with productivity gains.

Adjusted EBITDA totaled R$2.7 billion, growing significantly by R$750 million (38.4%) and outgrowing gross revenue by 890 bps. Margin stood at 7.5% (up 50 bps), underlining the progressive operational improvements in recent years and underscoring the strength of the business and the successful expansion.

Evolution of monthly sales per square meter and EBITDA margin

OTHER OPERATING INCOME AND EXPENSES

Other Income and Expenses resulted in an expense of R$108 million in 4Q20 (73% cash effect) and R$239 million in 2020 (72% cash effect).

The main impacts in the quarter were:

i) Corporate restructuring (Assaí spin-off): Accounted for 65% of total expenses and were related to the spin-off and listing of the Company, amounting to R$69.4 million;
ii) Tax contingencies: Mainly related to the provision of R$16.9 million (16% of total) pertaining to the IPI tax on imports, as per a decision of the Brazilian Supreme Court (STF);
iii) Expenses related to asset write-offs at stores: Totaled R$22.5 million (21% of total), mainly related to asset write-offs for store conversions. Note that expenses related to COVID-19 were not reclassified.

In the year, 36% of total expenses were related to asset write-offs at stores, 29% were related to the Company spin-off and listing project, 27% to COVID-19 in the first half of the year and 8% to tax contingencies.

Note that the year 2020 was atypical in terms booking "Other Operating Income and Expenses" due to the above reasons. In the three years prior to 2020, Assaí booked between 0.0% and 0.1% of net revenue as Other Operating Income and Expenses, as the chart shows:

Other Operating Income and Expenses

FINANCIAL RESULT

4Q20

Net financial result post-IFRS 16 was an expense of R$198 million in 4Q20, equivalent to 1.9% of net revenue. Considering the net financial expense of R$136 million in 4Q20, the result was in line with 4Q19, without the effect of interest on lease liabilities. The main variations were:

●       Cash and cash equivalents: The decline of R$10 million compared to 4Q19 results from the variation in the CDI rate, as well as the lower average cash volume in 4Q20;

●     Cost of debt: Decrease of R$77 million in 4Q20 vs. 4Q19, due to the reduction in the average CDI rate from 4.97% p.a. in 4Q19 to 1.90% p.a. in 4Q20 and the reduction in average debt from R$9.1 billion in 4Q19 to R$7.7 billion in 4Q20. On the other hand, bank debts/debentures were adjusted at fair value pursuant to IFRS 9 (CPC-48) in the amount of R$70 million.

2020

In 2020, Assaí's net financial result post-IFRS 16 was an expense of R$615 million, equivalent to 1.7% of net revenue. Considering the net financial expense of R$396 million in 2020, it increased R$199 million from 2019, without the effect of interest on lease liabilities. The main variations were:

●	Cash and cash equivalents: The decline of R$26 million from 2019 is due to the variation in the CDI rate, as well as lower average cash volume in 2020;
●	Cost of debt: Increased R$158 million in 2020 compared to 2019. Debts in 2019 were contracted as from September and hence the appropriation of interest occurred only in 4Q19, while in 2020, interest accrued throughout the year. Moreover, bank debts/debentures were adjusted pursuant to IFRS 9 (CPC-48) in the amount of R$70 million, as explained for 4Q20.

●	Exchange Variation: Improvement of R$54 million, related to the exchange variation on dividends paid by Éxito.

NET INCOME

Net income from the Cash & Carry operations totaled R$299 million in 4Q20, with growth of 30.6% in continuing operations, and net margin of 2.8%, thanks to improved operational performance, the success of the Company's strategies and the reduction in financial expenses.

Net income from the Cash & Carry operations in 2020 totaled R$1,003 million and growth from continuing operations stood at 25.0%. Net margin was 2.8%.

Net income of the Company as per the Financial Statements, including six gas stations and operations of Grupo Éxito, totaled R$ 1,398 million in the year, with net margin of 3.9%.

NET DEBT

To calculate the indicators in the table below, the Company does not consider the lease liabilities related to IFRS 16.

(1)	Adjusted EBITDA before IFRS 16 in the last 12 months.

Net debt, adjusted by the balance of unsold receivables, totaled R$4,151 million in 2020, down R$2,412 million from 2019, due to strong operational cash generation after investments of R$931 million, receipt of R$1,399 million in dividends from Éxito and R$505 million in SLB operations.

During the course of 2020, we amortized a portion of loans and interest totaling R$ 1,790 million.

The net debt/adjusted EBITDA ratio stood at -1.76x in 2020, significantly improving in relation to 2019 (-3.77x).

The Company ended 2020 with a solid financial position of R$3,532 million in cash, equivalent to 1.76x its short-term debt. Finally, the balance of unsold receivables totaled R$80 million.

INVESTMENTS

In 4Q20, gross investments amounted to R$332 million and went mainly to the inauguration of nine Assaí stores (8 organic and 1 conversion from Hiper). At present, five stores are under construction.

In 2020, gross investments amounted to R$1,290 million and largely went to the inauguration of 19 stores (16 organic and 3 conversions from Hiper). Despite the challenging scenario, 2020 was a year of strong expansion for Assaí, which retained the strategy and pace of previous years. The Company ended 2020 with 184 stores, reaffirming the banner's positioning in the Southeastern and Northeastern regions and entering two new states: Maranhão and Roraima.

FINANCIAL SERVICES

Assaí offers its customers the Passaí card, an important credit instrument for building loyalty among individual customers since July 2017. With a portfolio of over 1.2 million cards, purchases made with the card had an average ticket 40% higher than Assaí's average ticket. The Passaí card ended the year with a portfolio of 1.2 million customers and annual revenue (inside and outside the chain) of R$5.6 billion, up 14% from the previous year.

Another product launched more recently is the Passaí credit and debit card POS machine targeted at legal entities, which is available in all the stores of the banner and offers high penetration potential.

Even in a year when the pandemic strongly affected credit supply, default levels in the Passaí portfolio and the FIC as a whole were a positive surprise. As such, net income from the FIC, despite a portion of revenues still in the recovery stage, came to R$82 million in the quarter and R$328 million in the year, up 25% from the previous year.

With the spin-off of Sendas, starting from December 31, 2020 the Company held approximately 18% interest in Financeira Itaú CBD. Equity income from said interest will be consolidated in Assaí's results starting from January 1, 2021.

LISTING OF SENDAS (ASSAÍ) ON B3’S NOVO MERCADO AND NYSE

Accordingly Material Fact on February 19, 2021, the Company communicated to the market that on February 10, 2021 was approved the request for listing and admission to the trading of Company shares in the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão and on February 12, 2021, it was approved the request for listing of the Company American Depositary Securities (“ADS”) representing its common shares on the New York Stock Exchange (“NYSE”).

GPA’s shareholders will receive, after the close of trading on February 26, 2021 (“Cut-off Date”), shares issued by Sendas, in proportion to their respective holdings in the capital stock of GPA. The common shares issued by GPA will be traded “with the right to receive shares issued by Sendas” under the ticket symbol “PCAR3” until the Cut-off Date, whilst as of March 1, 2021, GPA’s common shares will be traded “ex-distribution”, without the right to receive Sendas shares in the distribution and Sendas shares will be traded in the Novo Mercado segment under the ticker symbol “ASAI3”.

Sendas ADSs will be traded on the NYSE as of March 1, 2021 and continue up to and including March 5, 2021 on a “when-issued” basis under the ticker symbol “ASAI WI”. Sendas ADSs are expected to commence “regular way” trading on March 8, 2021, under the ticker symbol “ASAI”.

APPENDICES - FINANCIAL STATEMENTS

The Appendices reflect the amounts shown in the financial statements of Sendas Distribuidora and operations under the Assaí brand (Cash & Carry), which reflects how the Company will operate starting from 2021.

I - Income Statement (Cash & Carry)

I – Income Statement (Sendas Distribuidora)

II - Balance Sheet

III - Cash Flow

(R$ million)	Cash & Carry 2020	Cash & Carry 2019	Sendas (Controladora) 2020	Sendas (Controladora) 2019
Net Income (Loss) from Continuing Operations	1,003	867	1,398	1,154
Net Income (Loss) from Discontinued Operations	-	(107)	-	(107)
Net Income (Loss) for the period	**1,003**	**760**	**1,398**	**1,047**
Deferred income tax	(239)	22	(268)	133
Loss (gain) on disposal of fixed and intangible assets	46	(4)	46	(4)
Depreciation and amortization	527	408	537	417
Interests and exchange variation	660	400	491	410
Equity Income	-	-	(209)	(78)
Provision for contingencies	44	14	38	14
Share-Based Compensation	5	2	5	2
Reversal of Provision for obsolescence/breakage	10	7	10	7
Loss (gain) on write-off of lease liabilities	(4)	-	(4)	(1)
	2,052	**1,609**	**2,044**	**1,947**
Asset (Increase) decreases				
Accounts receivable	(67)	1	(66)	1
Inventories	(985)	(537)	(984)	(537)
Taxes recoverable	(224)	(37)	(8)	(397)
Dividends received	47	-	1,399	(40)
Other Assets	88	(103)	86	(101)
Related parties	1,576	(9,387)	(64)	(28)
Restricted deposits for legal proceeding	16	(5)	(11)	(1)
	451	**(10,068)**	**352**	**(1,103)**
Liability (Increase) decrease				
Suppliers	797	1,074	791	1,074
Payroll and charges	92	33	92	34
Taxes and Social contributions payable	246	46	526	32
Other Accounts Payable	82	16	(15)	114
Contingencies	(8)	(21)	(8)	(21)
Deferred revenue	(170)	(169)	(170)	(169)
Taxes and Social contributions paid	-	(91)	(67)	(91)
	1,039	**888**	**1,149**	**973**
Net cash generated from (used) in operating activities	**3,542**	**(7,571)**	**3,545**	**1,817**
Increase of capital in subsidiaries	-	-	-	(9,373)
Acquisition of property and equipment	(1,280)	(1,289)	(1,281)	(1,290)
Increase Intangible assets	(25)	(39)	(25)	(39)
Sales of property and equipment	610	362	610	362
Net cash from corporate reorganization	-	-	(14)	-
Net cash flow investment activities	**(695)**	**(966)**	**(710)**	**(10,340)**
Cash flow from financing activities				
Increase of capital	650	2,003	650	2,003
Funding and refinancing	594	9,395	594	9,395
Payments of loans and financing	(1,786)	(1,915)	(1,786)	(1,915)
Dividend Payment	(310)	(260)	(310)	(260)
Lease liability payments	(326)	(234)	(327)	(235)
Net cash generated from (used) in financing activities	**(1,178)**	**8,989**	**(1,179)**	**8,988**
Cash and cash equivalents at the beginning of the year	1,863	1,411	1,876	1,411
Cash and cash equivalents at the end of the year	3,532	1,863	3,532	1,876
Change in cash and cash equivalents	**1,669**	**452**	**1,656**	**465**

EARNINGS RELEASE CONFERENCE AND WEBCAST

Tuesday, February 23, 2021
10:00 a.m. (Brasília) | 8:00 a.m. (New York) | 1:00 p.m. (London)

Conference call in English (simultaneous translation)
Telephone: +1 412 717-9627
Webcast: click here.

Conference call in Portuguese (original language)
Telephone: +55 (11) 3181-8565
Webcast: click here.

Replay: +55 (11) 3193-1012 or +55 (11) 2820-4012
Access code for audio in English: 6414649#
Access code for audio in Portuguese: 9223138#

The conference call will also be available in audio format on http://ri.assai.com.br

INVESTOR RELATIONS CONTACTS

ri.assai@assai.com.br

http://ri.assai.com.br

MANAGEMENT STATEMENT

By means of this instrument, the officers below of SENDAS DISTRIBUIDORA S.A., enrolled with the CNPJ/ME under No. 06.057.223/0001-71, with head offices at Avenida Ayrton Senna, No. 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the City of Rio de Janeiro, State of Rio de Janeiro (the “Company”), state that:

(i)	have reviewed, discussed and agreed with the Independent Registered Public Accounting Firm Report over the Company´s Financial Statements for the year ended 2020; and

(ii)	have reviewed, discussed and agreed with the Company´s Financial Statements related to the year ended 2020.

Rio de Janeiro, February 22th, 2021.

27

AUDIT COMMITTEE REPORT - FINANCIAL YEAR 2020

About the Statutory Audit Committee

The Statutory Audit Committee (CAE) of Sendas Distribuidora SA (Company) is a permanent body, established in compliance with the provisions of the Company's Bylaws, at a meeting of the Board of Directors on January 14, 2021, at which it was its Internal Regulation was approved.

CAE reports to the Board of Directors, with autonomy and independence in the exercise of its functions, acting as an auxiliary, advisory and advisory body, without decision-making power or executive powers. The CAE's functions and responsibilities are performed in compliance with the applicable regulatory, statutory attributions and defined in its Bylaws.

Basically, the CAE is responsible for assessing the quality and integrity of the Company's financial statements, compliance with legal and regulatory requirements, the performance, independence and quality of the responsible audit work, supervising internal audit activities and internal controls and risk management of the Company, as well as the other activities provided for in CVM Instruction 308/99 and in its Regulations. CAE's assessments and performance are based on its own analyzes and on information received from the Company and its auditors, Ernst & Young Auditores Independentes (EY).

Considering its recent constitution, CAE directed its performance in the review of the annual financial statements for 2020, discussing with management and EY the most relevant topics, such as the main audit matters and internal control systems. It should be noted that until recently the Company was part of the CBD / GPA group, and accounting standards and internal controls have already been adopted in accordance with best practices.

Conclusions

CAE, emphasizing the scope of its performance, as well as the limitations resulting from its recent constitution, and considering that the EY report has no reservations, understands that the Management Report and the Financial Statements for the year ended December 31, 2020 are in a position to be approved by the Board of Directors of Sendas Distribuidora S.A.

São Paulo, February 22, 2021.

Nelson Carvalho Coordinator	José Flávio Ramos
Heraldo Oliveira	Philipe Alarcon

28

Sendas Distribuidora S.A.

Financial Position

As of December 31, 2020

(In millions of Brazilian Reais)

		Parent Company		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2019
Current assets
Cash and cash equivalents	7	3,532	1,876	5,026
Trade receivables	8	182	189	491
Other accounts receivables	9	34	115	206
Invetories	10	3,739	2,765	5,190
Recoverable taxes	11	768	702	1,119
Derivative financial instruments	19	57	-	29
Dividends receivables		-	40	-
Other current assets		37	35	169
		8,349	5,722	12,230

Assets held for sale		-	-	52

Total current assets		8,349	5,722	12,282

Noncurrent assets
Other accounts receivables	9	-	-	37
Recoverable taxes	11	866	962	962
Derivative financial instruments	19	11	10	11
Related parties	12	178	29	97
Restricted deposits for legal proceedings	20.7	134	121	121
Other noncurrent assets		1	3	84
Investments	13	769	9,635	320
Investment properties	15	-	-	3,051
Property and equipment	16	7,476	6,025	14,652
Intangible assets	17	1,037	1,033	4,288
Total noncurrent assets		10,472	17,818	23,623

Total assets		18,821	23,540	35,905

The accompanying notes are integral part of the consolidated financial statements.

29

Sendas Distribuidora S.A.

Financial Position

As of December 31, 2020

(In millions of Brazilian Reais)

		Parent Company		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2019
Current liabilities
Trade payables, net	18	5,058	4,562	9,770
Borrowings and financing	19	280	18	316
Debentures	19	1,840	1,156	1,156
Payroll and related taxes		371	279	572
Lease liabilities	21	172	109	404
Related parties	12	41	94	152
Taxes and social contributions payable		104	108	327
Income tax and social contribution payable		424	-	-
Deferred revenues	22	227	176	277
Dividends payable	23.2	22	-	11
Obligation to purchase minority interest	19.10	-	-	466
Other current liabilities		184	219	479
Total current liabilities		8,723	6,721	13,930

Noncurrent liabilities
Borrowings and financing	19	952	576	622
Debentures	19	4,759	6,727	6,727
Deferred income tax and social contribution	22.2	82	396	1,191
Provision for contingencies	20	282	240	349
Lease liabilities	21	2,604	1,776	3,347
Deferred revenues	22	1	2	2
Other noncurrent liabilities		8	4	36
Total noncurrent liabilities		8,688	9,721	12,274

Shareholders´ equity
Capital stock	24.1	761	4,421	4,421
Capital reserve		4	18	18
Profit reserve		645	2,497	2,497
Accumulated other comprehensive income		-	162	162
		1,410	7,098	7,098

Non- controlling interest		-	-	2,603
Total shareholders´ equity		1,410	7,098	9,701

Total liabilities and shareholders´ equity		18,821	23,540	35,905

The accompanying notes are integral part of the consolidated financial statements.

30

Sendas Distribuidora S.A.

Statements of Profit or Loss

Years ended December 31, 2020 and 2019

(In millions of Brazilian Reais)

		Parent Company		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Net operating revenue	25	36,043	28,082	36,043	28,082
Cost os sales	26	(30,129)	(23,349)	(30,129)	(23,349)
Gross profit		5,914	4,733	5.914	4,733
Expenses, net
Selling expenses	26	(2,811)	(2,273)	(2,811)	(2,273)
General and administrative expenses	26	(435)	(352)	(435)	(352)
Depreciation and amortisation		(503)	(395)	(503)	(395)
Share of profit and loss of associates		209	78	-	-
Other operating expenses, net	27	(97)	(11)	(97)	(11)
		(3,637)	(2,953)	(3,846)	(3,031)
Operating profit		2,277	1,780	2,068	1,702
Net financial result	28	(443)	(200)	(443)	(200)
Income before income taxes		1,834	1,580	1,625	1,502

Income tax and social contribution	23.1	(436)	(426)	(436)	(426)

Net income operation continued		1,398	1,154	1,189	1,076
Operation discontinued
Net income operation discontinued		-	(107)	367	(16)
Net income accounting year		1,398	1,047	1,556	1,060

Attributed to:
Controlling shareholders from continued operations		1,398	1,154	1,189	1,076

Total controlling shareholders – operation continued		1,398	1,047	1,398	1,047

Earnings per share basic and diluted of operation continued (Weighted average cost - R$)
Common shares	29			5.21642	4.47287

Earnings per share basic and diluted of controlling shareholders (Weighted average cost - R$)
Common shares	29			5.21642	4.05814

The accompanying notes are integral part of the consolidated financial statements.

31

Sendas Distribuidora S.A.

Statements of Comprehensive Income

Years ended December 31, 2020 and 2019

(In millions of Brazilian Reais)

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Net income accounting year	1,398	1,047	1,556	1,060

Other comprehensive income
Cash flow hedge	-	5	-	5
Exchange rate variation of foreign investments	(233)	157	358	220
Total comprehensive income for the year	1,165	1,209	1,914	1,285

Net income for the year attributable to:				-
Controlling shareholders			1,165	1,209
			1,165	1,209

The accompanying notes are integral part of the consolidated financial statements.

32

Sendas Distribuidora S.A.

Statements of Changes in Shareholders´ Equity

For the years ended December 31, 2020 and 2019

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserve		Profit reserve
	Capital stock	Others reserve	Purchase options	Legal reserve	Profit retention	Retained earnings	Accumulated other comprehensive income	Equity attibuted to controlling shareholders	Non-controlling interest	Total
As at December 31, 2018	2.351	-	16	125	1,717	(117)	-	4,092	-	4,092
Other comprehensive income
Net income for the period	-	-	-	-	-	1,047	-	1,047	13	1,060
Cash flow rate	-	-	-	-	-	-	5	5	-	5
Exchange rate variation of foreign Investments	-	-	-	-	-	-	157	157	63	220
Comprehensive income for the period	-	-	-	-	-	1,047	162	1,209	76	1,285

Capital increase with real properties	67	-	-	-	-	-	-	67	-	67
Capital increase	2,003	-	-	-	-	-	-	2,003	-	2,003
Stock options granted	-	-	2	-	-	-	-	2	-	2
Interest on own capital	-	-	-	-	(247)	-	-	(247)	-	(247)
Interim dividends	-	-	-	-	(50)	-	-	(50)	-	(50)
Hyperinflationary economy effect (*)	-	-	-	-	22	-	-	22	(30)	(8)
Legal Reserve	-	-	-	52	-	(52)	-	-	-	-
Profit retention reserve	-	-	-	-	878	(878)	-	-	-	-
Non- controlling Éxito	-	-	-	-	-	-	-	-	2,557	2,557
As at December 31, 2019	4,421	-	18	177	2,320	-	162	7,098	2,603	9,701

33

Sendas Distribuidora S.A.

Statements of Changes in Shareholders´ Equity

For the years ended December 31, 2020 and 2019

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserve		Profit reserve
	Capital stock	Others reserve	Purchase options	Legal reserve	Profit retention	Retained earnings	Accumulated other comprehensive income	Equity attibuted to controlling shareholders	Non-controlling interest	Total
As at December 31, 2019	4,421	-	18	177	2,320	-	162	7,098	2,603	9,701
Net income for the period	-	-	-	-	-	1,398	-	1,398	158	1,556
Exchange rate variation of foreign investments	-	-	-	-	-	-	(233)	(233)	591	358
Comprehensive income for the period	-	-	-	-	-	1,398	(233)	1,165	749	1,914
Capital increase with real properties (note 24.1)	369	-	-	-	-	-	-	369	-	369
Capital increase (note 24.1)	650	-	-	-	-	-	-	650	-	650
Capitalization Credits- Split (note 24.1)	140	-	-	-	-	-	-	140	-	140
Equity on other comprehensive income (note 13)	-	-	-	-	-	-	1,945	1,945	15	1,960
Capital increase - Bellamar (note 13)	769	-	-	-	-	-	-	769	-	769
Capital increase - Assets and Liabilities Indemnity (note 13.1)	127	-	-	-	-	-	-	127	-	127
Corporate restructuring (note nº 1.2)	(5,715)	(19)	-	(30)	(2,866)	-	(1,874)	(10,504)	(3,116)	(13,620)
Stock options granted (note nº 24.6)	-	-	5	-	-	-	-	5	-	5
Interest on own capital (note nº 24.2)	-	-	-	-	(310)	-	-	(310)	-	(310)
Dividends (note nº 24.2)	-	-	-	-	(22)	-	-	(22)	(143)	(165)
Transactions non-controlling	-	-	-	-	(22)	-	-	(22)	-	(22)
Valorization PUT subsidiary Disco	-	-	-	-	-	-	-	-	(102)	(102)
Legal Reserve (note 24.3)	-	-	-	70	-	(70)	-	-	-	-
Others	-	-	-	-	-	-	-	-	(11)	(11)
Hyperinflationary economy effect (*)	-	-	-	-	-	-	-	-	(5)	(5)
Profit retention reserve (note nº 24.3)	-	-	-	-	1,328	(1,328)	-	-	-	-
As at December 31, 2020	761	(19)	23	217	428	-	-	1,410	-	1,410

The accompanying notes are integral part of the consolidated financial statements.

34

Sendas Distribuidora S.A.

Statements of Cash Flows

Years December 31, 2020 and 2019

(In millions of Brazilian Reais)

	Parent Company		Consolidated
	12/31/2020	12/31/2019	31/12/2020	31/12/2019
Cash flow from operating activities
Profit continued operation	1,398	1,154	1,189	1,076
Profit discontinued operation	-	(107)	367	(16)
Net income	1,398	1,047	1,556	1,060
Adjustment for reconciliation of net income for the year to net cash generated by operating activities
Deferred income tax and social contribution	(268)	133	(372)	162
Loss of disposal of property and equipment	46	(4)	588	-
Depreciation and amortization	537	417	1,372	484
Interest and monetary variations	491	410	785	431
Share of profit and loss of associate	(209)	(78)	(27)	5
Provision for litigations	38	14	77	19
Provision small losses assets	-	-	24	-
Share-based payments	5	2	5	2
Reversal of allowance for inventory losses and damages	10	7	13	5
Gain on leasing liability write-off	(4)	(1)	(517)	(1)
Allowance for doubtful accounts	-	-	51	-
	2,044	1,947	3,555	2,167
Variations in operating assets and liabilites
Trade receivables	(66)	1	(155)	21
Inventories	(984)	(537)	(1,029)	(153)
Recoverables taxes	(8)	(397)	(46)	(326)
Restricted deposits for legal proceedings	(11)	(1)	(14)	(1)
Others assets	86	(101)	(10)	(106)
Trade payable	791	1,074	877	1,671
Payroll and related taxes	92	34	121	36
Related parties	(64)	(28)	(54)	(17)
Legal proceedings	(8)	(21)	(41)	(23)
Taxes and social contributions payble	526	32	556	69
Income tax and social contribution, paid	(67)	(91)	(67)	(131)
Deferred revenue	(170)	(169)	(107)	(153)
Dividends receivables	1,399	(40)	-	-
Others liabilities	(15)	114	(88)	104
	1,501	(130)	(57)	991

Net cash generated by operating activities	3,545	1,817	3,498	3,158
Casho flow investment activities
Capital increase on associates	-	(9,373)	(31)	-
Purchase of property and equipment	(1,281)	(1,290)	(1,562)	(1,357)
Purchase of intangible assets	(25)	(39)	(82)	(52)
Proceeds from the sale of property and equipment	610	362	604	362
Purchase payment Exito of net cash acquired	-	-	-	(3,311)
Purchase of investment property	-	-	(15)	(12)
Cash derecognition of Éxito	-	-	(3,687)	-
Net cash from corporate reorganization	(14)	-	(14)	-
Net cash used in investment activities	(710)	(10,340)	(4,787)	(4,370)
Cash flow financing activities
Capital Increase	650	2,003	650	2,003
Proceeds from borrowings	594	9,395	2,852	9,395
Payments of borrowings and financing	(1,786)	(1,915)	(3,052)	(6,124)
Dividends and interest on equity paid	(310)	(260)	(489)	(299)
Payments of lease liabilities	(327)	(235)	(756)	(267)
Transaction with non-controlling interest	-	-	2	7
Net cash generated by financing activities	(1,179)	8,988	(793)	4,715
Net (decrease) increase in cash and cash equivalents	1,656	465	(2,082)	3,503
Exchange rate variation on cash and cash equivalents	-	-	588	112
Cash and cash equivalents at the beginning of the year	1,876	1,411	5,026	1,411
Cash and cash equivalents at the end of the year	3,532	1,876	3,532	5,026

The accompanying notes are integral part of the consolidated financial statements.

35

Sendas Distribuidora S.A.

Statements of Value Added

Years December 31, 2020 and 2019

(In millions of Brazilian Reais)

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Revenues
Sales of goods, products and services	39,457	30,508	39,457	30,508
Allowance for reversal of doubtful accounts	-	(2)	-	(2)
Others revenue	495	370	495	370
	39,952	30,876	39,952	30,876
Products acquired from third parties
Costs of goods, products and services	(32,470)	(24,959)	(32,470)	(24,959)
Materials, energy, outsourced services and other	(2,135)	(1,692)	(2,135)	(1,692)
	(34,605)	(26,651)	(34,605)	(26,651)
Gross value added	5,347	4,225	5,347	4,225
Retention
Depreciation and amortization	(537)	(417)	(537)	(417)
Net value added produced	4,810	3,808	4,810	3,808
Value added received in transfer
Share of profit of subsidiaries and associates	209	78	-	-
Financial revenue	343	247	343	247
	552	325	343	247

Others (Outcome of discontinued operations)	-	(107)	367	(16)
Total value added to distribute	5,362	4,026	5,520	4,039
Personnel	1,917	1,477	1,917	1,477
Direct compensation	1,227	1,012	1,227	1,012
Benefits	481	361	481	361
Government severance indemnity fund for employees (FGTS)	95	83	95	83
Others	114	21	114	21
Taxes, fees and contributions	1,245	1,047	1,245	1,047
Federal	610	490	610	490
State	580	515	580	515
Munipal	55	42	55	42
Value distributed to providers of capital	802	455	802	455
Interest	786	440	786	440
Rentals	16	15	16	15
Value distributed to shareholders´	1,398	1,047	1,556	1,060
Interest on shareholder´s equity	332	297	332	334
Retained earnings for the period	1,066	750	1,066	713
Noncontrolling interest in retained earnings	-	-	158	13
Total value added to distribute	5,362	4,026	5,520	4,039

The accompanying notes are integral part of the consolidated financial statements.

36

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

1	Corporate information

Sendas Distribuidora S.A. ("Sendas Distribuidora" or “Company”) is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its stores, represented by the banner “ASSAÍ”. Sendas Distribuidora is based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá/RJ. At December 31, 2020 the Company had 184 stores and 12 Distribution Centers in 22 states and Federal District.

With the corporate reorganization process concluded on December 31, 2020, see note 1.2, the Company ceased to be a wholly-owned subsidiary of Companhia Brasileira de Distribuição (“GPA”) and became a direct subsidiary of Wilkes Participações S.A. (“Wilkes”).

On November 27, 2019, the Company took over Almacenes Éxito S.A. (“Éxito”), an entity operating in Colombia, under the supermarket and hypermarket banners Éxito, Carulla, Super Inter, Surtimax, and Surtimayorista, in Argentina under the banner Libertad and in Uruguay under the banners Disco and Devoto. Operations of Éxito and its subsidiaries will be considered an operational segment of Grupo Éxito as described in Note 1.2 and Note 32.

1.1 Sendas Distribuidora´s potential spin-off transaction

The Board of Directors, at a meeting held on September 9, 2020, approved initiating a study to segregate Sendas Distribuidora through a partial spin-off with its parent company GPA (the “Potential Transaction”).

The spin-off was preceded by the transfer of the shareholding interest currently held by the Sendas Distribuidora in Éxito and the transfer certain operating assets to GPA, see note 1.2.

The goal of the Potential Transaction is to unleash the full potential of Company’s business, allowing it to operate on a standalone basis, with separate management teams, and focusing on its respective business model and market opportunities. Additionally, the Spin-off will provide direct access to the capital markets and other sources of funding.

Upon the implementation of the Spin off, the shares issued by Company held by GPA will be distributed to GPA’s shareholders, on a pro-rata basis. The distribution of shares occurred after the listing of Sendas Distribuidora’s shares in the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão (B3), together with the listing of ADRs representing the Company’s shares on the New York Stock Exchange (NYSE).

On December 11, 2020, the Company was registered as a publicly-held company in category “A” before the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction No. 480/2009.

1.2 Corporate Restructuring

On December 14, 2020, the Board of Directors of the Company and GPA approved the proposal for corporate restructuring aiming at the Company splitting its cash and carry unit under the ASSAÍ banner from other traditional retail activities of GPA.

At the Extraordinary Shareholders’ Meeting held on December 31, 2020, shareholders of the Company and GPA approved the corporate restructuring proposal which comprising:

37

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

i)	Company’s spin-off: a partial spin-off of Sendas and GPA merging the spin-off assets, whose net carrying amount verified by independent appraisal company was R$9,179, composed of 90.93% of all Éxito’s shares held by the Company, corresponding to three hundred, ninety-three million, ten thousand, six hundred and fifty-six (393,010,656) shares equivalent to approximately 87.80% of all shares issued by Éxito (“Éxito’s interest”) and six (6) gas stations owned by Sendas (“Operating Assets”) in the amount of R$25; and
ii)	GPA’s spin-off: partial spin-off of GPA, aiming at splitting all GPA’s equity interest held in the Company, whose net carrying amount verified by independent appraisal company was R$1,216, with shares issued by Sendas owned by GPA directly delivered to GPA’s shareholders, at the ratio of one share issued by the Company for one share issued by GPA.

The spin-off between Sendas and GPA, executed a swap of assets that transferred to GPA, 9.07% of all Éxito’s shares held by the Company, corresponding to thirty-nine million, two hundred, forty-six thousand and twelve (39,246,012) shares, equivalent to approximately 8.77% of all shares issued by Éxito, through receipt of the following assets owned by GPA which then will be explored by the Company:

i)	50% of shares representing the capital stock of Bellamar Empreendimento e Participações Ltda. (“Bellamar”), a company that owns 35.76% of the capital stock of Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”), totaling R$769, see Note 14.1, and Real Properties, amounting to R$146, see Note 16.2
ii)	Company’s capital increase of R$685 of which: a) R$500 in cash; b) R$140 through capitalization of receivables held by GPA; c) R$45 through net book assets of stores for the Company’s future exploration, see Note 24.1; and
iii)	R$168 referring to related contingencies and court deposits that the Company and GPA agreed they will be liable for after the spin-off. These indemnification effects were recorded in related parties, see Note 12.

According to a relevant fact disclosed on November 19, 2020, the Company obtained from its creditors all the necessary authorizations in order to allow the segregation of its cash & carry unit through said Spin-off, on the same date, the renegotiation of certain remuneration rates and the release of GPA as guarantor of the issuance of the Company's debentures and promissory notes. The total amount of the renegotiated debt was R$6,644, representing 85% of the Company's gross debt on December 31, 2020. In return for the renegotiation of the remuneration rates, the Company obtained a "waiver" from the financial covenants for the period from December 31, 2020 through December 31, 2023 and related this renegotiation, the amount of R$71 was recognized in the financial result, which is recorded in the “cost debt”, see Note 28.

38

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

1.2.1 Derecognition of Éxito subsidiary

The financial position of Éxito as of December 31, 2020, are summarized in the table below. As this is a derecognition of the Company’s only subsidiary, the Company fails to present its consolidated financial statements as of December 31, 2020.

	Note	12/31/2020
Current assets
Cash and cash equivalents		3,687
Trade receivables		384
Other accounts receivables		220
Invetories		2,993
Recoverable taxes		570
Assets held for sale		30
Other current assets		130
Total current assets		8,014
Noncurrent assets
Related parties		82
Legal deposits		3
Other noncurrent assets		171
Investments	13	480
Investment properties	15	3,639
Fixed assets	16.2	10,504
Intangible assets	17	4,051
Total noncurrent assets		18,930
Total assets		26,944

Current liabilities
Trade payable		6,449
Borrowings and financing	19.14	1,051
Payroll and related taxes		375
Lease liabilities	21.3	377
Related parties		77
Taxes and social contributions payable		288
Acquisition of non-controlling interest		636
Deferred revenues		200
Dividends payable		40
Other current liabilities		236
Total current liabilities		9,729
Noncurrent liabilities
Borrowings and financing	19.14	520
Deferred income tax and social contribution		883
Provision for contingencies	20	139
Lease liabilities	21.3	2,039
Other noncurrent liabilities		39
Total noncurrent liabilities		3,620
Shareholders´ equity
Total shareholders´ equity		13,595
Total Liabilities and Shareholders´ equity		26,944

39

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

1.3 Impacts of the pandemic on the Company’s financial statements

The Company has been monitoring the spread of COVID-19 (Coronavirus) and its impacts on its operations. Management adopted various measures, among them, we point out a crisis committee composed of the senior management, which makes decisions in line with recommendations of the Brazilian Ministry of Health, local authorities, and professional associations.

The Company has been adopting all the measures to mitigate the transmission of virus at stores, distribution centers, and offices, such as frequent sanitization, employees’ safety/protection equipment, flexible working hours, and home office, among others.

Since the beginning of the COVID-19 outbreak, our stores have remained open, since we have not suffered the restrictions imposed by the government of closing or lockdown, as we are considered an essential service. The Company has a strong commitment to society to continue selling essential products to its customers. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

On March 10, 2020, CVM issued the official circular letter CVM-SNC/SEP nº. 02/2020 and on January 29, 2021, CVM issued the official circular letter CVM-SNC/SEP nº. 01/2021, advising the listed companies to carefully analyze the impacts of COVID-19 on their businesses and report in their interim financial information the main risks and uncertainties stemming from such analysis, in compliance with applicable accounting standards.

In this regard, the Company fully analyzed its financial statements, besides updating the analyses on the Company’s business continuity. Below are the, key topics analyzed:

•	The Company reviewed its budget, adopted to estimate the calculation of recovery of stores assets and intangible assets on December 31, 2020, and no significant reductions were seen in revenues, and in other items of the income statement to evidence impairment of these assets. Due to uncertainties concerning the end of the pandemic and its macroeconomic effects, the Company analyzed the indication of impairment for certain assets and, accordingly, updated of impairment tests (see note 16.1). The recoverable value is determined by calculating the value in use, from cash projections deriving from financial budgets, which were reviewed and approved by senior management for the next three years, considering the assumptions updated for December 31, 2020. The discount rate applied to cash flow projections is 9.8% on December 31, 2020 (8.4% on December 31, 2019), and the cash flows to exceed three years are extrapolated, applying a growth rate of 4.6% on December 31, 2020 (4.8% on December 31, 2019). As a result of this analysis, we did not identify the need for recording a provision for impairment of these assets;

•     We analyzed the collection of balances of accounts receivable from credit card operators, clients, galleries at our stores, property rentals, we understand, at this point, it is not necessary to record provisions additional to those already recorded;

•     Concerning inventories, we do not envisage the need of an adjustment for market price;

•     Financial instruments already reflect the market assumptions in their valuation, there are no additional exposures not disclosed. The Company is not exposed to significant financing denominated in US dollars;

40

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

•     At this point, the Company does not envisage additional funding needs; and

•     Finally, the costs necessary to adapt our stores to serve the public were not significant and are highlighted in note 27 - Other operating expenses, net.

In summary, according to Management's estimates and the monitoring of the impacts of the pandemic, there are no effects that should be recorded in the Company's financial statements, nor are there any effects on the continuity and / or estimates of the Company that would justify changes or records of provisions , in addition to those already disclosed.

1.4 Business continuity

Management analyzed the capacity of the Company of continuing operating within a predictable future and concluded that it has the capacity of maintaining its operations and systems running normally, despite the COVID - 19 pandemic (see note 1.3). Thus, Management is not aware of any relevant uncertainty that could raise significant doubts on the Company’s capacity of continuing operating and the financial statements were drawn up based on the assumption of business continuity.

1.5 Sale and Leaseback Transaction

In line with the Company’s asset monetization strategy, a material fact was released on March 5, 2020, disclosing that the Company entered into a Sale and Leaseback Transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda., by signing the “Private Instrument of Real Property Purchase and Sale Commitment and Surface Real Right”. This agreement initially estimated the sale of 13 real properties owned by the Company, for a total amount of R$532.

• On May 29, 2020, the Company sold 4 of these real estate properties, for a total amount of R$175 paid in cash.

• On June 29, 2020, the Company sold the other 4 real estate properties, for the total amount of R$206, paid in cash.

• On July 22, 2020, the Company sold an additional 4 real estate properties for a total amount of R$131, excluding 1 real property of non-relevant amount out of total volume.

Thus, the Company sold 12 real properties to TRX funds, for R$513. The gain related to the transaction is disclosed in note 27.

Note that the parties signed lease agreements for each real estate property, on the closing date of the transaction, each with a 15-year term, renewable for an equal period.

41

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

2	Basis of preparation

2.1 Declaration of compliance

The individual and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and accounting practices adopted in Brazil law 6,404/76 and accounting pronouncements issued by Comitê de Pronunciamentos Contábeis (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced and corresponds to that used by the Administration in the conduct of the Company.

The individual and consolidated financial statements are presented in millions of Brazilian Reais (R$), which is the functional currency of the Company. The functional currency of the subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated financial statements for the fiscal year ended December 31, 2020, were approved by the Board of Directors on February 22, 2021.

2.2 Basis of consolidation

The individual and consolidated financial statements were prepared based on the historical cost, except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. All relevant information specific to the financial statements, and only them, are being disclosed and correspond to those used by Management in its management of the Company's activities.

Gains or losses resulting from changes in equity interest in subsidiary, which do not result in loss of control, are directly recorded in equity.

3	Significant accounting policies

The main accounting policies and practices are described in each corresponding explanatory note, except for those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented in the Company´s consolidated financial statements.

3.1	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are translated into Brazilian Reais, using the spot exchange rate at the end of each reporting period. Gains or losses on changes in exchange rate variations are recognized as financial income or expense.

42

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

3.2	Classification of assets and liabilities as current and non-current

Assets (with the exception of deferred income tax and social contribution) that are expected to be realized or that are intended to be sold or consumed within twelve months, as of the financial position dates, are classified as current assets. Liabilities (with the exception of deferred income tax and social contribution) expected to be settled within twelve months from the financial position dates are classified as current. All other assets and liabilities (including deferred tax taxes) are classified as "non-current".

There are no relevant long-term assets and liabilities subject to adjustment to present value. Short-term assets and liabilities are not adjusted to present value.

Deferred tax assets and liabilities are classified as “non-current”, net by legal entity, as provided for in the corresponding accounting pronouncement.

3.3	Business combination

Transactions under common control do not have an express provision in IFRS, where transactions with the purpose of merely corporate reorganization, without economic essence, are treated at cost by the Company and their effects recorded in shareholders' equity. Transactions made with economic substance are treated at market value in accordance with CPC 15R / IFRS 3R.

3.4	Joint Venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

3.5	Discontinued operation

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and:

i)	represents a separate major line of business or geographical area of operations,
ii)	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or
iii)	is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations, being presented as a single amount in the result after taxes from discontinued operations in the income statement, see note 32.

All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

43

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

3.6	Dividends

The distribution of dividends to the Company's shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends defined in the bylaws. Any amounts exceeding this minimum are recorded only on the date on which such additional dividends are approved by the Company's shareholders, see note 24.2.

3.7	Cash flow,

The accounts of interest payments on borrowing and finance settled by the Company are being disclosed in the financing activities in conjunction with payments on related borrowing and finance, in accordance with CPC03 (R2) / IAS7 – Statement of Cash Flows.

3.8	Statement of value added

This statement intend to evidence the wealth created by the Company and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

4	Restatement of the corresponding amounts due to the spin-off of the subsidiary Almacenes Éxito S.A. (“Éxito”)

The consolidated statement of income for the year and the statement of consolidated added value and the notes related to the result for the year ended December 31, 2019 are being restated due to the spin-off of the subsidiary Éxito, considering the effects of such transaction in compliance with the CPC 31 / IFRS 5 - Non-current assets held for sale and discontinued operations.

44

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

5	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and published standards effective from 2019

5.1 Amendments to IFRSs and new interpretations of mandatory application starting at the current year

In 2020, the Company applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2020. The main new standards adopted are the following:

Statement	Description	Impact
Amendments to CPC15 (R1) / IFRS3 – Business Combinations (*)	They clarify that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input of resources and a substantive process that, together, contribute significantly to the ability to generate output of resources.	01/01/2020
CPC26 (R1) / IAS 1: Definition of material omission	Aligns the definition of omission in all standards defining what information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information about a specific report of the entity.	01/01/2020
Amendments to CPC38 / IAS39, CPC40 (R1) / IFRS7 and CPC48 / IFRS9: Reference Interest Rate Reform	The amendments to Pronouncements CPC 38 and CPC 48 provide exemptions that apply to all protection relationships directly affected by the reference interest rate reform. A protective relationship is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the reference interest rate of the hedge object item or hedge instrument.	01/01/2020
CPC00 (R2) Review	Concepts and guidelines on presentation and disclosure, measurement bases, financial report objectives and useful information.	01/01/2020
CPC06 (R2) / IFRS16	As a practical expedient, the lessee may choose not to assess whether a Covid-19 Related Benefit Granted to Lessee under a Lease Agreement is a modification of the lease. The Company does not use this practical expedient.	01/01/2020 (Published on 07/07/2020)

(*) Applicable for acquisitions concluded after January 1, 2020.

The adoption of these standards did not result in a material impact on the Company's financial statements

45

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

5.2 New standards, amendments and interpretations issued but not yet effective

The Company has not previously adopted the new and revised IFRSs, which have already been issued and are not yet in effective:

Accounting pronouncement	Description	Effective for annual periods beginning on or after
Amendments to CPC26 (R1) and IAS1: Classification of liabilities as current and non-current

Specify the requirements for classifying the liability as current or non-current. The amendments clarify: which means a right to postpone liquidation; that the right to postpone must exist on the base date of the report; that this classification is not affected by the likelihood that an entity will exercise its right to postpone; and that only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification.

01/01/2023

It is not expected that the adoption of these standards did not result in relevant impacts on the consolidated financial statements.

6	Significant accounting judgments, estimates, and assumptions

The preparation of the consolidated financial statements requires Management to makes judgments estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in future periods.

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the consolidated financial statements, as disclosed in the following notes to these financial statements:

•      Impairment: Notes 8.2,16.1, 17.1 and 17.2.

•      Inventories: inventory allowance: Note. 10.

•      Recoverable taxes: Expected realization of tax credits: Note. 11.

•	Fair value of derivatives and other financial instruments: Measurement of fair value of derivatives: Note 19.10.
•	Provision for legal proceedings: Record of provision for claims with likelihood assessed as probable loss, estimated with a certain degree of reasonability: Note 20.

•      Income tax and social contribution: Provisions based on reasonable estimates: Note 23.

46

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)
•	Share-based payments: Estimate of fair value of operations based on a valuation model: Note 24.

•	Business combination and goodwill: estimates of fair value of assets and liabilities acquired in a business combination and resulting goodwill – Note 14.
•	Leasing operations: determination of the lease term, and incremental interest rate – Note 21.

7	Cash and cash equivalents

Cash and cash equivalents comprise the bank accounts, short-term, highly liquid investments, immediately convertible into known cash amounts, and subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, within 90 days, as of the date of investment.

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2019
Cash and bank accounts - Brazil	64	67	67
Cash and bank accounts - Abroad (*)	29	-	3,024
Financial investments - Brazil (**)	3,439	1,809	1,810
Financial investments - Abroad (***)	-	-	125
	3,532	1,876	5,026

(*) (i) As of December 31, 2020, the Company has funds held abroad, being R$24 in US dollars and R$5 in Colombian pesos; (ii) As of December 31, 2019, the consolidated balance refers to funds from the Éxito Group, being R$73 in Argentina, R$254 in Uruguay and R$2,697 in Colombian.

(**) On December 31, 2020, the financial investments correspond to the repurchase and resale agreements, yielded by the weighted average of 96.96% of CDI – Interbank Deposit Certificate (87.71% of CDI on December 31, 2019) and redeemable within terms less than 90 days, as of the date of investment, without losing income.

(***) Refers to funds invested abroad, of which R$20 are denominated in Argentinian pesos, R$4 are denominated in Uruguayan pesos and R$101 are denominated in Colombia pesos.

8	Trade receivables

Trade receivables are initially recorded at the transaction amount, which corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income, in the case of receivables from credit card companies and (ii) amortized cost, for other customer portfolio.

All portfolios consider estimated losses, which are recorded based on quantitative and qualitative analysis, the track record of effective losses in the last 24 months, the credit assessment, and considering information on assumptions and projections relating to macroeconomic events, such as unemployment index and consumer confidence index, as well as the volume of credits overdue of trade receivable portfolio. The Company opted for measuring provisions for trade receivable losses by an amount equal to the expected credit loss for the entire life, applying the practical expedient by adopting a matrix of losses for each level of maturity.

47

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The provision for expected losses from trade receivables measured at amortized cost is stated as a reducer of its accounting balance.

Trade receivables are considered bad debt and, therefore, written-off from the accounts receivable portfolio, when payment is not made after 180 days of the maturity date. At the end of each reporting period, the Company assesses whether assets or groups of financial assets were impaired.

		Parent Company		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2019

Credit card companies	8.1	62	17	17
Credit card companies with related parties	12.1	17	10	10
Sales ticket and others		77	56	383
Trade receivable with related parties	12.1	10	19	21
Trade receivable with suppliers/slips		20	92	92
Allowance for doubtful accounts	8.2	(4)	(5)	(32)
		182	189	491

8.1 Credit card companies

The Company, through the cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

8.2 Allowance for doubtful accounts

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
At the beginning of the year	(5)	(4)	(32)	(4)
Losses/reversal recorded in the year	-	-	(51)	2
Decrease trade receivable	1	(1)	42	(2)
Discontinued operation	-	-	43	-
Foreign currency translation adjustment	-	-	(6)	-
Business combination	-	-	-	(28)
At the end of the year	(4)	(5)	(4)	(32)

48

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Set forth below the breakdown of trade receivable by their gross amount by maturity period:

Parent Company
			Past due bonds
	Total	Due	Less than 30 days	Less than 60 days	Less than 90 days	> 90 days
12/31/2020	186	181	2	-	-	3
12/31/2019	194	188	1	1	1	3

Consolidated
			Past due bonds
	Total	Due	Less than 30 days	Less than 60 days	Less than 90 days	> 90 days
12/31/2019	523	407	59	14	4	39

9	Other accounts receivables
		Parent Company		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2019
Rental receivables - commercial galleries		6	4	71
Sales of properties	9.1	22	100	101
Others accounts receivables - Grupo Éxito		-	-	90
Others		6	11	(19)
		34	115	243
Current assets		34	115	206
Noncurrent assets		-	-	37

9.1	Sales of real estate properties

On December 13, 2019 and June 22, 2020, the Company sold 9 stores through the Sale and Leaseback agreement executed with SPCV S.A., by signing the “Private Instrument of Real Property Purchase and Sale Commitment”. This transaction is in line with the asset monetization strategy of the Company and its parent company CBD. Sold stores were located in the States of São Paulo, Paraná, Bahia, Tocantins, Alagoas, Rio de Janeiro and Ceará the total sale amount of this transaction was R$449, with 71% of the total sale amount received in 2019, 26% received in 2020, and the remaining balance of R$22, will be paid in 2021. The parties executed lease agreements for each real property, on the closing date of the transaction, with a 20-year term, renewable for an equal period, ensuring the continuity of the Company’s operations in the real properties with sustainable financial conditions.

49

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

10	Inventories

These are accounted for at cost or net realizable value, whichever is the lowest. Inventories acquired are recorded by average cost, including the storage and handling costs, to the extent these costs are necessary to bring inventories to their sale condition at stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale, such as (i) taxes levied on sales; (ii) personnel expenses directly linked to sales; (iii) cost of goods; and (iv) other costs required to make goods available for sale.

Inventories are reduced to their recoverable value through estimated losses, breakage, scrapping, slow goods turnover, and estimated losses for goods to be sold with negative gross margin, which is regularly analyzed and assessed as to their adequacy:

		Parent Company		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2019
Stores		3,416	2,402	2,402
Distribution centers	10.1	374	404	404
Inventories - Grupo Éxito		-	-	2,255
Real estate inventories - Grupo Éxito		-	-	190
Allowance for losses on inventory obsolescence and damages	10.2	(51)	(41)	(61)
		3,739	2,765	5,190

10.1       Commercial agreements

On December 31, 2020, the amount of unrealized bonus, as a reduction of inventory balance, totaled R$444 (R$254 on December 31, 2019).

10.2       Allowance for losses on inventory obsolescence and damage

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
At the beginning of the year	(41)	(34)	(61)	(34)
Additions	(10)	(7)	(13)	(5)
Discontinued operations	-	-	28	-
Foreign currency translation adjustment	-	-	(5)	-
50

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Purchas eof partnership	-	-	-	(22)
At the end of the year	(51)	(41)	(51)	(61)

11	Recoverable taxes

The Company records tax credit, when obtains internal and external factors as legal and market interpretations to conclude that it is entitled to these credits, including realization of the tax credit ICMS (Imposto Sobre Circulação de Mercadorias e Serviços) (State VAT) is recognized in cost of sale in the statement of profit or loss. PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) (federal taxes on gross revenues) is recognized as a credit in the same account on which the credits are calculated.

The future realization of ICMS tax credits is based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations.

		Parent Company		Consolidated
	Nota	12/31/2020	12/31/2019	12/31/2019

ICMS	11.1	1,311	1,189	1,189
PIS/COFINS		141	353	353
INSS - National Institute of Social Security	11.3	36	27	27
Income tax and social contribution		144	70	410
Other		2	25	25
Other taxes - Grupo Éxito		-	-	77
Total		1,634	1,664	2,081
Current assets		768	702	1,119
Noncurrent assets		866	962	962

11.1ICMS	- State VAT tax credits

Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. The referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from a manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, such that ICMS is fully owed to such State.

The refund process requires evidence through tax documents and digital files of transactions made, entitling the Company to such a refund. Only after ratification by State tax authorities and/or the compliance with specific ancillary obligations aiming to support such evidence that credits can be used by the Company, which occur in periods after these are generated.

51

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Since the number of items traded at the retail subject to tax replacement has been continuously increasing, the tax credit to be refunded by the Company and its subsidiaries have also grown. The Company has been realizing referred credits with authorization for immediate offset with those credits due in view of its operations, through the special regime, also other procedures regulated by state rules.

With respect to credits that cannot yet be immediately offset, the Company's Management, based on a technical recovery study, based on the future expectation of growth and consequent compensation with debts arising from its operations, believes that its future compensation is viable. The studies mentioned are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the financial statements as of December 31, 2020, the Company's management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below.

Parent Company
Year	Amounts
In 1 year	470
From 1 to 2 years	343
From 2 to 3 years	349
From 3 to 4 years	86
From 4 to 5 years	14
After 5 years	49
Total	1,311

11.2	PIS and COFINS credit

On May 15, 2017, the Federal Supreme Court (“STF”) recognized, as a matter of general repercussion, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base, pending only the appreciation of the Declaration Embargoes filed by the National Treasury requesting modulating the effects of the decision. In this context, the Company filed a judicial measure, aiming to ensure its right to the recognition and compensation of PIS and COFINS credits improperly collected. The lawsuit filed ruled in September, 2019, becoming final without the possibility of entering other resources. With the favorable outcome of the matter, confirmed by the final decision of its judicial measure, the Company recorded the credit in the accounts, which is subject to reliable measurement. This credit was enabled before the Federal Revenue of Brazil, and is being monetized under the terms of the applicable legislation.

Currently, the Company, based on the favorable judgment of the Supreme Court, has been recognizing the exclusion of ICMS from the PIS and COFINS calculation basis based on the same assumptions mentioned above. The evidence that leads the Company to conclude on the right to credit for PIS and COFINS includes: i) interpretation of tax legislation; ii) internal and external factors such as jurisprudence and market interpretations; and iii) accounting assessment on the topic.

52

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

11.3	STF Judgment– INSS and IPI

On August 28, 2020, the Federal Supreme Court, in general repercussion, recognized that the incidence of social security contributions on the constitutional third of vacations was constitutional. The Company has been monitoring the development of issues involving unconstitutionality in social security contributions, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization of INSS credits recorded in the amount of R$11 on December 31 2020.

12	Related Parties
12.1	Balances and related party transactions
	Parent Company
	Assets				Liabilities
	Clients		Other assets		Suppliers		Other liabilities
	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Controlling shareholder
CBD	-	12	168	2	-	1	41	90
Casino	10	5	-	-	-	-	-	-
	10	17	168	2	-	1	41	90
Other related parties
Novasoc Comercial Ltda.	-	-	-	4	-	-	-	4
Compre Bem	-	2	-	11	-	-	-	-
Others	-	-	-	2	-	-	-	-
Joint venture
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	17	10	10	10	11	16	-	-
Grupo Casino	-	-	-	-	-	-	-	-
	17	12	10	27	11	16	-	4
Total	27	29	178	29	11	17	41	94

53

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Consolidated
	Assets		Liabilities
	Clients	Other assets	Suppliers	Other liabilities
	12/31/2019	12/31/2019	12/31/2019	12/31/2019
Controlling shareholder
CBD	13	2	1	90
Casino	5	5	-	-
Compre Bem	-	-	-	-
	18	7	1	90
Other related parties
Novasoc Comercial Ltda.	-	4	-	4
Compre Bem	2	11	-	-
Sé Supermecados	-	-	-	-
Barcelona	-	-	-	-
Greenyellow	-	10	-	15
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	10	10	16	-
Puntos Colombia	-	29	-	43
Tuya	-	26	-	-
Grupo Casino	-	-	-	-
Others	1	-	-	-
	13	90	16	62
Total	31	97	17	152

	Parent Company				Consolidated
	Transactions				Transactions
	Purchases		Revenue (Expenses)		Purchases		Revenue (Expenses)
	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Controlling shareholder
CBD	-	1	(183)	(162)	-	1	(183)	(162)
	-	1	(183)	(162)	-	1	(183)	(162)
Other related parties
Compre Bem	1	13	3	(3)	1	13	3	(3)
Puntos Colombia	-	-	-	-	-	-	(114)	(13)
Tuya	-	-	-	-	-	-	24	21
Greenyellow	-	-	(15)	(2)	-	-	(47)	1
Grupo Casino	-	-	-	-	-	-	(19)	2
Others	-	-	-	-	-	-	(2)	(3)
	1	13	(12)	(5)	1	13	(155)	5
Total	1	14	(195)	(167)	1	14	(338)	(157)

54

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The related-party transactions are represented by operations carried out according to prices, terms and conditions agreed upon the parties and are measured substantially at market value, namely:

(i)       Casino: Agency Agreement entered into between CBD, the Company, and Groupe Casino Limited on July 25, 2016, as amended, to regulate the rendering of global sourcing services (global suppliers prospecting and purchasing intermediation) by Casino and reimbursed by Groupe Casino Limited to the Company to recover the reduced gain margins due to Company’s promotions at its stores. Agreement executed between CBD, the Company, and Casino International S.A. on December 20, 2004, as amended, for the Company’s representation in the business negotiation of products to be acquired by the Company with international suppliers.

(ii)      Purchase Agreement: entered into the CBD, the Company, and E.M.C. Distribution Limited on June 6, 2019, to import food and non-food products (except for perishables and wine) for resale at stores, through purchase orders request, on a non-exclusive basis.

(iii)    Puntos Colombia: Loyalty Program for Éxito’s customers. Balance related to the redemption of points and other services.

(iv)    Tuya: Éxito’s financial investee. Balance related to participation in business collaboration agreements and expense reimbursement, rebate coupons, and others.

(v)     Greenyellow: (a) agreement with the Company to set the rules for the lease and maintenance of photovoltaic system equipment by Greenyellow at ASSAÍ stores; and (b) contracts with the Company for the purchase of energy sold on the free market.

(vi)    FIC: execution of business agreements to regulate the rules that promote and sell financial services offered by FIC at the Company’s stores to implement a financial partnership between the Company and Itaú Unibanco Holding S.A. (“Itaú”) in the partnership agreement, namely: (i) banking correspondent services in Brazil; (ii) indemnification agreement in which FIC undertook to hold the Company harmless from losses incurred due to services; FIC and the Company mutually undertook to indemnify each other due to contingencies under their responsibility; and (iii) agreement concerning the Company’s provision of information and access to systems to FIC, and vice-versa, in order to offer services.

12.2	Management compensation

Expenses referring to the statutory executive board compensation recorded in the Company’s statement of profit or loss in the year ended December 31, 2020 and 2019 as follows:

	Base salary	Variable compensation	Stock options plan	Total
2020	13	7	5	25
2019	15	8	6	29
55

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The stock option plan refers to the Company’s executives holding GPA shares and this plan has been treated in the Company’s statement of profit or loss, related expenses are allocated to the Company and recorded in the statement of profit or loss against capital reserve – stock options in shareholders’ equity. There are no other short-term or long-term benefits granted to the members of the Company’s Management.

13	Investments

The details of the Company's joint venture at the end of each year are shown below:

			Participation in investments - %
			12/31/2020
Group	Company	Country	Company
Financeira Itaú CBD S.A.	Bellamar Empreendimento e Participação S.A.	Brazil	50,00

Breakdown of investments

	Parent Company
	Éxito	Bellamar	Total	Consolidated
Balance on 12/31/2019	9,635	-	9,635	320
Equity accounting	209	-	209	27
Dividends *	(1,310)	-	(1,310)	-
Capital increase	-	-	-	51
Equity on other comprehensive income	1,960	-	1,960	82
Discontinued operations	(10,494)	-	(10,494)	(480)
corporate restructuring	-	769	769	769
Balance on 12/31/2020	-	769	769	769

* Refers to dividends received from subsidiary Éxito in April 2020, with the financial result recognised the amount of R$30 referring to exchange variation (note 28), in the total R$1,340.

13.1 Acquisition of interest in Bellamar

On December 31, 2020, at the Extraordinary Shareholders’ Meeting of the Company, the Company received from GPA, through a swap of assets, a 50% interest in Bellamar, an entity that holds 35.76% of FIC’s capital stock. With this transaction, the Company now indirectly holds 17.88% interest in FIC.

The acquisition of an interest in Bellamar was measured as the acquisition of a Joint Venture, CPC19 (R2) / IFRS11 – Joint Arrangements.

56

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

As this is an acquisition of a Joint Venture measured by the equity accounting method, the assets identified and the liabilities assumed are recorded under investments

Context of transaction

The Company’s main activity is the retail and wholesale trade of food products, bazaar items, and other products through its stores, represented by the “ASSAÍ” banner.

FIC executes all the transactions allowed under legal and regulatory provisions for credit, financing, and investment entities, issues and manages proprietary or third-party credit cards, as well as operates as a correspondent in the country. FIC’s operations are conducted by Itaú Unibanco Holding S.A.

According to the corporate restructuring process involving the Company, see note 1.2, a study was prepared to measure the fair value of intangible assets and the indicative allocation of the acquisition price (PPA) referring to the Company’s acquisition of a minority interest of 17.88% of FIC’s shares, through Bellamar, on the base date as of December 31, 2020.

Determination of consideration transferred by acquisition

The Company transferred to GPA, 9.07% of all Éxito’s shares, corresponding to thirty-nine million, two hundred, forty-six thousand, and twelve (39,246,012) shares.

Fair values of identifiable assets and liabilities acquired

Management engaged an independent company to calculate the value of FIC’s shares, valued at an interval from R$4.69 to R$4.93 per share.

The amount of R$4.74 was adopted to calculate the share value in the spin-off process, therefore, FIC’s market cap on December 31, 2020, was R$4,300, which represents the fair value of Bellamar’s investment in FIC, totaling R$1,538.

In the swap process, the Company receives 50% of Bellamar’s shares for the fair value of R$769.

Shareholders	Shares ON	% Participation	Share value	Market value
Itaú Unibanco	453,683,262	50.00%		2,150
Bellamar Empreendimento e Participações Ltda.	324,501,114	35.76%		1,538
Lake Niassa Empreend. e Partic. Ltda	129,182,147	14.24%	4.74	612
GPA	1	0.00%		-
Board	8	0.00%		-
	907,366,532	100.00%		4,300
Participation in Bellamar:
GPA	162,250,557	50.00%		769
SENDAS	162,250,557	50.00%		769

324,501,114	100.00%	1,538

57

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

13.2 Joint Venture

The Company’s investment in FIC is recognized as a Joint Venture and is recorded based on the equity accounting method. Based on the equity accounting method, the investment in a Joint Venture under CPC18 (R2) / IAS28 – Investment in an Associated Company, Subsidiary, and Joint Venture is firstly recognized at cost. The investment carrying amount is adjusted for the purposes of recognizing the variations in the Company’s interest in joint venture’s shareholders’ equity from the date of acquisition.

The financial statements of Joint Venture are drawn up for the same reporting period of the Company. When necessary, adjustments are made so that the policies are in line with those of the Company.

Once applied the equity accounting method, the Company determines whether is necessary to recognize an additional impairment over its investment in the Joint Venture. The Company will determine, on each annual reporting date of the financial position, if there is any objective evidence of impairment in the investment in Joint Venture. If positive, the Company calculates the amount of impairment loss, as the difference between the Joint Venture’s recoverable value and the carrying amount and recognizes the loss in the income statement. On December 31, 2020, the Company did not carry out this analysis, as on this date, it recognized the initial interest, as described in note 13.1.

The summarized financial statements are as follows:

	Bellamar	FIC
	12/31/2020	12/31/2020
Total actions– em milhares	162	352
Percentage interest in company	50.00%	17.88%

Current assets	22	6,737
Noncurrent assets	370	52
Total assets	392	6,789

Current liabilities	-	5,610
Noncurrent liabilities	-	22
Shareholders´ equity	392	1,157
58

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Total noncurrent liabilities	392	6,789

Income Statements
Income	-	989
Operating profit	118	555
Net income for the year	118	329

14	Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or at the proportional interest in the acquiree’s identifiable net assets. The acquisition related costs are expensed as incurred in statement of profit or loss.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for the appropriate classification and designation in accordance with contractual terms, economic circumstances and relevant conditions at the acquisition date. This includes the segregation of any embedded derivatives identified in the agreements or contracts of the acquiree.

Any contingent consideration is recognized at fair value on the acquisition date as part of the business combination. Subsequent changes in the fair value of any contingent consideration classified as an asset or a liability that is a financial instrument is recognized in profit or loss.

14.1 Allocation of the Acquisition Price

The preliminary study for the allocation of the acquisition value corresponding to the 17.88% participation in FIC of R$ 769 is in progress and should be concluded in the coming months:

15	Investment Properties

Investment properties are measured at historical cost, including transaction costs, net of accumulated depreciation, and/or impairment losses, if any. The cost of investment properties acquired in a business combination is calculated by fair value, pursuant to CPC15 / IFRS 3 – Business combination.

Investment properties are written-off when sold or when they are no longer used and no future economic benefit is expected from its sale. An investment property is also transferred when there is an intention to sell, in this case, it is classified as non-current assets held for sale. The difference between the net amount obtained from the sale and the asset’s carrying amount is recognized in the statement of profit or loss for the year in which the asset is disposed of.

59

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The investment properties of the Company correspond to commercial areas and plots of land held for income generation or price future appreciation.

The fair value of investment properties is measured based on the third parties’ valuation.

	Consolidated
	Balance at 12/31/2019	Impairm- ent	Addit- ions	Depreci- ation	Conversion adjustment to reporting currency	Transf- ers	Discontin- ued operation	Balance at 12/31/2020

Land	656	(10)	-	-	149	(32)	(763)	-
Buildings	2,385	(10)	6	(62)	555	(16)	(2,858)	-
Improvements	-	-	-	-	-	-	-	-
Construction in progress	10	-	8	-	3	(3)	(18)	-
Total	3,051	(20)	14	(62)	707	(51)	(3,639)	-

	Consolidated
	12/31/2019
	Historical cost	Accumulated depreciation	Net amount
Land	656	-	656
Buildings	2,400	(15)	2,385
Construction in progress	10	-	10
Total	3,066	(15)	3,051

16	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes the acquisition amount of equipment and borrowing costs for long-term construction projects if recognition criteria are observed. When significant components of property and equipment are replaced, these components are recognized as individual assets, with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized as the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of profit or loss for the year as incurred.

60

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Asset Category	Average annual depreciation rate in %

Buildings	2.47
Leasehold improvements	4.15
Machinery and equipment	11.91
Facilities	6.81
Furniture and appliances	11.42

Property and equipment items and eventual significant amounts are written-off upon sale or when there is no expectation of future economic benefits deriving from their use or sale. Any gains or losses resulting from disposals of assets are included in the statement of profit or loss for the year.

The residual value, the useful life of assets, and methods of depreciation are reviewed at the end of each fiscal year, and adjusted prospectively, where applicable. The Company reviewed the useful life of property and equipment in 2020 and no significant changes were deemed necessary.

Interest on borrowings and financing directly attributable to the acquisition, construction of an assets, that requires a substantial period of time to be completed for its intended use or sale (qualifying asset), are capitalized as part of the cost of respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

16.1 Impairment of non-financial assets

The Company tests its non-financial assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s or cash-generating unit recoverable amount is defined as the asset’s fair value less cost to sell or its value in use, whichever is higher.

If the carrying amount of an asset or cash-generating units exceeds its recoverable value, the asset is considered impaired and an impairment loss is recorded to adjust the carrying amount of the asset or cash-generating unit to its recoverable value. When assessing the recoverable value, the estimated future cash flow is discounted to the present value, using a discount pre-tax rate, which represents the Company’s weighted average cost of capital to reflect current market valuations as to the time value of money and asset’s specific risks. The impairment test of intangible assets’ useful life including goodwill is described in note 17.

Impairment losses are recognized in the statement of profit or loss in categories of expenses consistent with the function of the respective impaired asset. The impairment loss previously recognized is only reversed if there has been a changed in the assumptions used to determine the recoverable amount since the last impairment loss was recognized.

16.1.1 Impairment test of stores operating assets

An impairment assessment is performed on operating assets (property and equipment) and intangible assets (such as Commercial rights) directly attributable to stores, as follows:

•	Step 1: the book value of properties in rented stores was compared to a sales multiple (35%) representing transactions between retail companies. Stores for which the multiple of sales was lower than their book value and owned stores, a more detailed test is made, as described in Step 2 below.
61

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

•	Step 2: The Company considered the highest value between: a) the discounted cash flows of stores using sales growth average of 5.6% in 2020 (4.5% in 2019) for period exceeding the next five years and a discount rate of 9.8% in 2020 (8.7% in 2019) and; b) appraisal reports drawn up by independent experts for own stores.

The Company assessed if any of its long-lived assets were impaired at December 31, 2020 and 2019 and concluded that the recognition of an impairment loss was not needed.

The impairment losses are recognized in the income statement in categories of expenses consistent with the function of the respective impaired asset. The impairment loss previously recognized is only reversed if there is any alteration in the assumptions adopted to define the asset’s recoverable value in its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

62

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

16.2 Property and equipment rollforward

	Parent Company
	12/31/2019	Additions	Remeasurment	Write-off	Depreciation	Corporate restructuring	Transfer and others	12/31/2020
Land	450	62	-	(32)	-	146	(145)	481
Buildings	846	72	-	(80)	(13)	-	(216)	609
Improvements	1,849	689	-	(62)	(144)	(4)	270	2,598
Equipment	548	208	-	(9)	(106)	(1)	(5)	635
Facilities	265	51	-	(6)	(21)	-	(20)	269
Furnitures and appliances	290	71	-	(2)	(43)	-	24	340
Constructions in progress	37	118	-	(5)	-	-	(72)	78
Others	35	7	-	-	(13)	(2)	10	37
Subtotal	4,320	1,278	-	(196)	(340)	139	(154)	5,047
Lease - right of use:
Buildings	1,700	708	276	(86)	(174)	(3)	2	2,423
Equipments	5	3	-	-	(2)	-	-	6
Subtotal	1,705	711	276	(86)	(176)	(3)	2	2,429
Total	6,025	1,989	276	(282)	(516)	136	(152)	7,476

63

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Parent Company
	12/31/2018	Additions	Remeasurment	Write-off	Depreciation	Transfer and others	12/31/2019
Land	348	76	-	-	-	26	450
Buildings	583	223	-	-	(18)	58	846
Improvements	1,733	543	-	(302)	(119)	(6)	1,849
Equipment	416	226	-	(17)	(82)	5	548
Facilities	221	63	-	(1)	(20)	2	265
Furnitures and appliances	226	69	-	(7)	(33)	35	290
Constructions in progress	39	69	-	(3)	-	(68)	37
Others	29	4	-	-	(10)	12	35
Subtotal	3,595	1,273	-	(330)	(282)	64	4,320
Lease - right of use:
Buildings	1,053	663	129	(28)	(114)	(3)	1,700
Equipments	7	-	-	-	(2)	-	5
Subtotal	1,060	663	129	(28)	(116)	(3)	1,705
Total	4,655	1,936	129	(358)	(398)	61	6,025

64

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Consolidated
	12/31/2019	Additions	Remeasurment	Write-off	Depreciation	Transfer and others	Conversion adjustment to reporting currency	Corporate restructuring	Discontinued operation	12/31/2020
Land	2,766	61	-	(32)	-	(70)	541	146	(2,931)	481
Buildings	3,829	78	-	(85)	(121)	(139)	704	-	(3,657)	609
Improvements	2,207	694	-	(71)	(189)	293	70	(4)	(402)	2,598
Equipments	1,242	227	-	(28)	(260)	84	151	(1)	(780)	635
Facilities	330	58	-	(6)	(32)	(16)	8	-	(73)	269
Furnitures and appliances	601	78	-	(15)	(128)	58	66	-	(320)	340
Constructions in progress	140	344	-	(7)	-	(318)	18	-	(99)	78
Others	42	8	-	-	(16)	12	-	(2)	(7)	37
Subtotal	11,157	1,548	-	(244)	(746)	(96)	1,558	139	(8,269)	5,047
Lease - right of use:
Buildings	3,449	1,217	628	(588)	(501)	2	403	(4)	(2,183)	2,423
Equipments	43	23	(7)	(1)	(15)	3	9	-	(49)	6
Land	3	-	-	-	-	-	-	-	(3)	-
Subtotal	3,495	1,240	621	(589)	(516)	5	412	(4)	(2,235)	2,429
Total	14,652	2,788	621	(833)	(1,262)	(91)	1,970	135	(10,504)	7,476

65

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Consolidated
	12/31/2018	Additions	Purchase Partnership	Remeasurment	Write-off	Depreciation	Transfer and others	Conversion adjustment to reporting currency	12/31/2019
Land	348	76	2,277	-	-	-	25	40	2,766
Buildings	583	231	2,935	-	-	(25)	56	49	3,829
Improvements	1,733	553	334	-	(302)	(123)	12	-	2,207
Equipments	416	232	672	-	(20)	(93)	25	10	1,242
Facilities	221	66	64	-	(1)	(20)	2	(2)	330
Furnitures and appliances	226	81	300	-	(8)	(40)	36	6	601
Constructions in progress	39	69	154	-	(3)	-	(122)	3	140
Others	29	4	6	-	-	(11)	14	-	42
Subtotal	3,595	1,312	6,742	-	(334)	(312)	48	106	11,157
Lease - right of use:
Buildings	1,053	670	1,727	138	(28)	(140)	(3)	32	3,449
Equipments	7	15	25	-	-	(5)	(1)	2	43
Land	-	-	3	-	-	-	-	-	3
Subtotal	1,060	685	1,755	138	(28)	(145)	(4)	34	3,495
Total	4,655	1,997	8,497	138	(362)	(457)	44	140	14,652

66

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

16.3 Breakdown

	Parent Company						Consolidated
	12/31/2020			12/31/2019			12/31/2019
	Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
Land	481	-	481	450	-	450	2,766	-	2,766
Buildings	704	(95)	609	951	(105)	846	4,034	(205)	3,829
Improvements	3,203	(605)	2,598	2,347	(498)	1,849	3,023	(816)	2,207
Equipments	1,061	(426)	635	881	(333)	548	2,326	(1,084)	1,242
Facilities	354	(85)	269	339	(74)	265	477	(147)	330
Furniture and appliances	513	(173)	340	420	(130)	290	1,163	(562)	601
Construction in progress	78	-	78	37	-	37	140	-	140
Others	101	(64)	37	87	(52)	35	110	(68)	42
	6,495	(1,448)	5,047	5,512	(1,192)	4,320	14,039	(2,882)	11,157
Finance lease	-	-		-	-
Buildings	3,205	(782)	2,423	2,300	(600)	1,700	4,198	(749)	3,449
Equipments	47	(41)	6	11	(6)	5	92	(49)	43
Land	-	-	-	-	-	-	6	(3)	3
	3,252	(823)	2,429	2,311	(606)	1,705	4,296	(801)	3,495
Total Property and equipments	9,747	(2,271)	7,476	7,823	(1,798)	6,025	18,335	(3,683)	14,652

67

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

16.4 Guarantees

At December 31, 2020 and 2019, the Company had collateralized property and equipment items in relation to certain legal claims, as disclosed in note 20.5.

16.5 Capitalized borrowing costs

The capitalized borrowing costs for the year ended December 31, 2020 were R$12 (R$11 on December 31, 2019). The rate used for the capitalization of borrowing costs was 150.67% (136.11% on December 31, 2019) of CDI, corresponding to the effective interest rate of loans taken by the Company.

16.6 Additions to property and equipment for cash flow presentation purpose are as follows:

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Additions	1,989	1,936	2,788	1,997
Leases	(711)	(664)	(1,241)	(685)
Capitalized interest	(12)	(11)	(12)	(11)
Financing of property and equipment - Additions	(1,184)	(1,210)	(1,437)	(1,217)
Financing of property and equipment - Payments	1,199	1,239	1,464	1,273
Total	1,281	1,290	1,562	1,357

(i)	Additions relate to the acquisition of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.
(ii)	The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

16.7 Other information

On December 31, 2020 the Company recorded in the cost of sales and services the amount of R$34 (R$24 on December 31, 2019) and R$29 in the consolidated financial as of December 31, 2019, relating to the depreciation of machinery, building and facilities of distribution centers.

68

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

17	Intangible Assets

Intangible assets acquired separately are measured at cost upon initial recognition, less amortization, and eventual impairment losses, if any. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets mainly consist of software acquired from third parties and software developed for internal use and commercial rights (stores rights of use), customer list and brands.

Intangible assets with definite useful lives are amortized using the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

Software development costs recognized as assets are amortized over their defined useful life (5 to 10 years). The weighted average rate is 12.27%, and amortization starts when they become operational.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains appropriate. Otherwise, the useful life is changed prospectively from indefinite to definite.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss is recognized in the statement of profit or loss in the year the asset is derecognized.

	Parent Company
	12/31/2019	Additions	Amortizations	12/31/2020

Goodwill	616	-	-	616
Softwares	65	19	(13)	71
Commercial rights	313	6	(8)	311
Tradename	39	-	-	39
	1,033	25	(21)	1,037

69

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Parent Company
	12/31/2018	Additions	Amortizations	12/31/2019

Goodwill	616	-	-	616
Softwares	61	15	(11)	65
Commercial rights	297	24	(8)	313
Tradename	39	-	-	39
	1,013	39	(19)	1,033

17.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 16.1.

On December 31, 2020, the Company revised the plan used to assess impairment for operations in Brazil. The recoverable amount is determined by means of a calculation based on the value in use, based on cash projections from financial budgets, which were reviewed and approved by Senior Management for the next three years, considering the premises updated for December 31, 2020. The discount rate applied to cash flow projections is 9.80% on December 31, 2020 (8.4% on December 31, 2019), and cash flows that exceed the three year period are extrapolated using a growth rate of 4.57% on December 31, 2020 (4.8% on December 31, 2019). As a result of this analysis, there was no need to record a provision for impairment of these assets. See considerations regarding the effects of the COVID-19 pandemic in note 1.3.

17.2	Commercial rights

Commercial rights are the right to operate stores, which refers to the rights acquired or allocated in business combinations.

According to the Management’s understanding, commercial rights are considered recoverable, either through the expected cash flows of the related store or the sale to third parties.

Commercial rights with a defined useful life are tested using the same assumptions for the Company's impairment test, following the term of use of these assets.

17.3 Addition to intangible assets for cash flow presentation purpose:

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Additions	25	39	78	52
Financing of intangible - Payments	-	-	4	-
Total	25	39	82	52
70

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

18	Trade payables, net

		Parent Company		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2019
Product suppliers		5,450	4,864	9,607
Service providers		96	108	573
Bonuses from suppliers	18.2	(488)	(410)	(410)
Total		5,058	4,562	9,770

18.1	Agreements among suppliers, the Company, and banks

The Company entered into certain agreements with financial institutions in order to allow suppliers to use the Company's lines of credit, and to anticipate receivables arising from the sale of goods and services, the Company.

These transactions were assessed by management that determined that they have commercial characteristics, since there are no changes to the original terms of the receivables in relation to price and / or terms, including financial charges. The anticipation is also solely at the suppliers’ discretion.

The Company also has commercial transactions increasing payment terms, as part of its commercial activities, without financial charges.

18.2	Bonuses from suppliers

These include bonuses and discounts from suppliers. These amounts are defined in agreements and include amounts referring to discounts by volume of purchases, joint marketing programs, freight reimbursements, and other similar programs. Settlement occurs by offsetting payable to suppliers, according to conditions foreseen in the supply agreements.

71

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

19	Financial instruments

Financial liabilities are recognized when the Company assume contractual liabilities for settlement in cash or assumption of third-party obligations through a contract to which it is a party. The financial liabilities are initially recognized at fair value and derecognized when settled, extinguished, or expired.

Purchases or sales of financial assets requiring delivery of assets within a term defined by regulation or agreement in the market (negotiations under normal conditions) are recognized on the trade date, i.e., on the date the Company undertakes to buy or sell the asset.

19.1	Classification and measurement of financial assets and liabilities

Pursuant to CPC48/IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost, at fair value through other comprehensive income or at fair value through income. The classification of financial assets pursuant to CPC48/IFRS 9 is usually based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Embedded derivatives in which the main contract is a financial asset within the scope of the standard are never split. Instead, the hybrid financial instrument is assessed for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through income:

•	it is maintained in a business model whose objective is to keep financial assets to receive contractual cash flows; and
•	its contractual terms generate, on specific dates, cash flows related to the payment of principal and interest on the outstanding principal amount.

A debt instrument is measured at fair value through other comprehensive income, if it meets both of the following conditions and is not designated as measured at fair value through income:

•	it is maintained in a business model whose objective is achieved both by receipt of contractual cash flows and sale of financial assets; and
•	its contractual terms generate, on specific dates, cash flows related to the payment of principal and interest on the outstanding principal amount.

At the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably opt to report subsequent alterations in the fair value of investment under other comprehensive income. This option is made on each individual investment.

72

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

All financial assets not classified as measured at amortized cost or at fair value through other comprehensive income, as described above, are classified as fair value through income. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, at fair value through other comprehensive income or fair value through income if this significantly eliminates or reduces an accounting mismatch that otherwise would arise (option of fair value available in CPC48 / IFRS 9).

A financial asset (unless these are trade receivables without a significant financing component which is firstly measured by the price of the transaction) is initially measured by fair value, accrued, for an item not measured at fair value through income of transaction costs which are directly attributable to its acquisition.

•	Financial assets measured at fair value through income: These assets are subsequently measured at fair value. The net result, including interest rates or dividend income, is recognized in the statement of profit or loss.
•	Financial assets at amortized cost: These assets are subsequently measured at amortized cost applying the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains, and losses are recognized in the statement of profit or loss. Any gain or loss in derecognition is recognized in the statement of profit or loss.
•	Financial assets at fair value through other comprehensive income: These assets are subsequently measured at fair value. Interest income calculated adopting the effective interest rate method, exchange gains, and losses and impairment losses are recognized in the statement of profit or loss. Other net results are recognized in other comprehensive income. In derecognition, the result accumulated in other comprehensive income is reclassified to the statement of profit or loss.

19.2	Derecognition of financial assets and liabilities

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights of cash flows receivables expire; and
•	The Company transfers its rights to receive cash flows from an asset or assume an obligation of fully paying the cash flows received to a third party, under the terms of a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company neither transferred nor substantially retained all the risks and benefits relating to the asset, but transferred its control.

When the Company assigns its rights to receive cash flows from an asset or enters into a transfer agreement without having substantially transferred or retained all of the risks and benefits relating to the asset nor transferred the asset control, the asset is maintained and the related liability is recognized. The asset transferred and related liability are measured to reflect the rights and obligations retained by the Company.

73

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

A financial liability is derecognized when the liability underlying obligation is settled, canceled, or expired.

When a financial liability is replaced by another of the same creditor, through substantially different terms, or terms of an existing liability are substantially modified, this replacement or modification is treated as the derecognition of original liability and recognition of a new liability, and the difference between respective carrying amounts is recognized in the statement of profit or loss.

19.3	Offset of financial instruments

The financial assets and liabilities are offset and reported net in consolidated financial statements, if, and only if, amounts recognized can be offset and with the intention of settlement on a net basis, or realize assets and settle liabilities, simultaneously.

19.4	Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation unrelated to the local market, such as interest rate swaps and exchange rate variation swaps. These derivative financial instruments are initially recognized at fair value on the date on which the derivative contract is executed and subsequently re-measured at fair value at the end of the reporting period. Derivatives are recorded as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Gains or losses resulting from changes in the fair value of derivatives are directly recorded in the statement of profit or loss.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges:

•	The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of profit or loss; and
•	In order to calculate the fair value, debts and swaps are measured through rates available in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through CDI curves, free coupon and DI, indexes disclosed by the B3, whereas for borrowings denominated in Reais, the Company uses the DI curve, an index published by the CETIP (Securities Custodial and Clearing Center) and calculated through the exponential interpolation method.
74

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Company uses financial instruments only to hedge identified, risks limited to 100% of the value of these risks. Derivative instruments transactions are exclusively used to reducing the exposure to the risk of changes in interest rates and foreign currency fluctuation and maintaining a balanced capital structure.

19.5	Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

•	The effective portion of the gain or loss on the hedge instrument is recognized directly in shareholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria.
•	Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.
•	Amounts recorded in other comprehensive income are immediately transferred to the statement of profit or loss together with the hedged transaction by affecting the statement of profit or loss, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.
•	The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).
•	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in shareholders’ equity are transferred to the statement of profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the profit or loss.

19.6	Impairment of financial assets

CPC48 / IFRS 9 replaces the “incurred loss” model of CPC38 / IAS 39 with an expected loan loss model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets, and debt instruments measured at fair value through other comprehensive income but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through income.

75

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Pursuant to CPC48 / IFRS 9, provisions for losses are measured at one of the following bases:

•	Loan losses expected for 12 months (general model): these are loan losses resulting from possible default events within 12 months after the end of the reporting period, and subsequently, in case of a deterioration of credit risk for the entire life of the instrument.
•	Loan losses expected for entire life (simplified model): these are loan losses resulting from all possible default events over the expected life of a financial instrument.
•	Practical expedient: these are loan losses expected and consistent with reasonable and sustainable information available, at the end of the reporting period on past events, current conditions, and estimates of future economic conditions that allow verifying probable future loss based on the historical loan loss occurred in accordance with instruments maturity.

The Company measures provisions for trade receivable losses and other receivables and contractual assets through an amount corresponding to the loan loss expected for the entire life, and for trade receivables, whose receivables portfolio is fragmented, rents receivable, the practical expedient is applied by adopting a matrix of losses for each maturity level.

When determining whether the credit risk of a financial asset significantly increased from initial recognition, and when estimating the expected loan losses, the Company considers reasonable and sustainable information which is relevant and available without cost or excessive effort. This includes qualitative and quantitative information and analyses, based on the Company’s historical experience, the assessment of credit, and considering projection information.

The Company assumes that the credit risk in a financial asset significantly increased if it is more than 90 days overdue.

The Company considers a financial asset in default when:

•	it is unlikely that the debtor will fully pay its loan obligations to the Company, without resorting to collateral (if any); or
•	the financial asset is more than 90 days overdue.

The Company determines the credit risk of a debt instrument by analyzing the payment history, financial, and current macroeconomic conditions of counterparty and assessment of rating agencies, where applicable, thereby evaluating each instrument, individually.

The maximum period considered in the estimate of expected receivable loss is the maximum contractual period during which the Company is exposed to the credit risk.

•	Measurement of expected loan losses: Expected loan losses are estimated weighted by the probability of loan losses based on historical losses and related assumptions projections. The loan losses are measured at present value based on all cash shortfalls (i.e., the difference between cash flows owed to the Company according to the contract and cash flows that the Company expects to receive).

Expected loan losses are discounted by the effective interest rate of a financial asset.

76

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

•	Financial assets with credit recovery problems: On each reporting date, the Company assesses if financial assets recorded by amortized cost and debt instruments measured at fair value through other comprehensive income shows signs of impairment. A financial asset shows signs of impairment when one or more events occur with a negative impact on the financial asset’s estimated future cash flows.
•	Reporting of impairment loss: Provision for financial assets losses measured at amortized cost are deducted from an assets’ gross carrying amount.

For financial instruments measured at fair value through other comprehensive income, the provision for losses is recognized in other comprehensive income, instead of reducing the asset’s carrying amount.

Impairment losses related to trade receivables and other receivables, including contractual assets, are reported separately in the statement of profit or loss and other comprehensive income. Losses of recoverable amounts from other financial assets are stated under "selling expenses”.

•	Trade receivables and contractual assets: The Company considers the model and a few of the assumptions applied in the calculation of these expected loan losses as the main sources of an uncertain estimate.

Positions within each group were segmented based on common characteristics of credit risk, such as:

•	Level of credit risk and loss history for wholesale clients and property lease; and
•	Status of default risk and loss history for credit card companies and other clients.

77

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The main financial instruments and their carrying amounts, by category, are as follows:

		Parent Company		Consolidated
		Book value		Book value
	Notes	12/31/2020	12/31/2019	12/31/2019
Financial assets
Amortized cost
Related parties - assets	12	178	29	97
Accounts receivable and other accounts receivable	8 e 9	117	256	686
Others assets	0	-	-	51
Fair value through income
Cash and cash equivalents	7	3,532	1,876	5,026
Financial instruments - fair value hedge- long position	19	68	10	40
Others assets	0	-	-	2
Fair value through other comprehensive income
Accounts receivable with credit card companies and sales tickets	8	99	48	48
Others assets	0	-	-	19
Financial liabilities
Other financial liabilities - amortized cost
Related parties - liabilities	0	(41)	(94)	(152)
Trade payables	0	(5,058)	(4,562)	(9,770)
Financing through acquisition of assets	0	(34)	(50)	(101)
Borrowings and financing	19	(896)	(510)	(843)
Debentures	0	(6,600)	(7,883)	(7,883)
Lease liabilities	0	(2,776)	(1,885)	(3,751)
Fair value through income
Borrowings and financing, including derivatives	19	(335)	(84)	(84)
Financial instruments - Fair value hedge - short position	0	-	-	(11)
Financial instruments on suppliers - Fair value hedge – Short	0	-	-	(8)
Grupo Disco put option (*)	0	-	-	(466)
Net exposure		(11,746)	(12,849)	(17,100)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 19.10.

78

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

19.7	Considerations on risk factors that may affect the businesses of the Company
19.7.1	Credit Risk
•	Cash equivalents: In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.
•	Trade receivables: Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Group sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Group monitor the risk through the credit concession and by periodic analysis of the provision for losses.

The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

19.7.2	Interest rate risk

The Company obtains borrowings and financing with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI Indexed debts. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

19.7.3	Foreign currency exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

79

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

19.7.4	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

The Company’s capital structure is as follows:

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2019
Loans and financing	(7,831)	(8,477)	(8,821)
(-) Cash and cash equivalents	3,532	1,876	5,026
(-) Derivative financial instruments	68	10	40
Net debt	(4,231)	(6,591)	(3,755)
	-	-	-
Shareholders´ equity	(1,410)	(7,098)	(9,701)
% Net deb over shareholders´ equity	300%	93%	39%

19.7.5	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2020.

	Parent Company
	Less than 1 year	1 to 5 years	More than 5 years	Total
Borrowings and financing	318	1,037	18	1,373
Debentures	2,018	5,392	-	7,410
Derivative financial instruments	(61)	(11)	(2)	(74)
Lease liabilities	423	1,918	2,913	5,254
Trade payable	5,058	-	-	5,058
Total	7,756	8,336	2,929	19,021
80

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The table above was prepared considering the undiscounted cash flows of financial assets and liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves in the six months ended on December 31, 2020. Therefore, certain balances reported are not consistent with the balances reported in financial position.

19.8	Derivative financial instruments

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

On December 31, 2020, the notional amount of these contracts was R$407 (R$106 on December 31, 2019). These transactions are usually contracted under the same term of amounts and carried out with a financial institution of the same economic group, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” transactions to hedge against debts.

The Company’s internal controls were designed to ensure that transactions executed conform to the treasury policy.

The Company calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2020 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, in accordance with CPC48 / IFRS9, the debt which is the hedged item, is also adjusted at fair value.

	Parent Company				Consolidated
	Reference value		Fair value		Reference value	Fair value
	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2019	12/31/2019
Swap with hedge accounting
Hedge purpose (debt)	301	106	335	84	750	84

Long Position
Fixed rate	301	106	11	84	95	84
USD + Fixed	106	-	57	-	655	-

Short Position	(407)	(106)	-	(73)	(698)	(73)

Net hedge position	-	-	68	11	52	11

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2020, are recorded as financial income or expenses and the balance receivable at fair value is R$68 (R$11 as of December 31, 2019). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

81

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The effects of the fair value hedge recorded in the statement of profit or loss for the year ended December 31, 2020, resulted in a gain of R$68, presented in the debt cost, note 28 (gain of R$30 as of December 31, 2019 individual and consolidated).

19.8.1 Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated using projected the future cash flow, using the CDI curves and discounting to present value, using CDI market rates for swap both disclosed by the B3.

The fair value of exchange coupon swaps versus CDI rate was determined based on market exchange rates effective at the date of the financial statements and projected based on the currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

19.9	Sensitivity analysis of financial instruments

According to Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of the B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect, a deterioration from 25% to 50% was taken into account, respectively, on risk variables, up to one year of financial instruments.

For a probable scenario, the weighted exchange rate was R$5.64 on the due date, and the interest rate weighted was 1.96% per year.

In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

The Company disclosed the net exposure of derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

			Market projections
Transações	Risk (CDI Increase)	Balance on 12/31/2020	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings and Financing	CDI + 3,58 a.a	(910)	(937)	(944)	(951)
Fixed rate swap contract (short position)	CDI + 0,04 a.a	(62)	(176)	(179)	(182)
Foreign exchange swap contract (short position)	CDI +0,59 a.a	(206)	(210)	(212)	(214)
Debentures	CDI + 2,07 a.a	(6,573)	(6,763)	(6,811)	(6,858)
82

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Total net effect (loss)		(7,751)	(8,086)	(8,146)	(8,205)

Cash equivalents	96,96% do CDI	3,532	3,611	3,630	3,650

Net exposure gain (loss):		(4,219)	(4,475)	(4,516)	(4,555)

Net effect gain (loss):			(256)	(297)	(336)

19.10	Fair value measurement

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC46 / IFRS13, which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Quoted (unadjusted) market prices in active markets for assets or liabilities.

Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable.

Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The data used in fair value models are obtained, whenever possible, from observable markets or from information in comparable transactions in the market, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models. Judgment is used in the determination of assumptions in relation to liquidity risk, credit risk and volatility. Changes in assumptions may affect the reported fair value of financial instruments.

In the case of financial instruments not actively negotiated, the fair value is based on valuation techniques defined by the Company and compatible with usual practices of the market. These techniques include the use of recent market operations between independent parties, the benchmarking of similar financial instruments’ fair value, the analysis of discounted cash flows, or other valuation models.

The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the consolidated financial statements:

	Parent Company
	Carrying amount		Fair value
	12/31/2020	31/12/2019	12/31/2020	12/31/2019	Level (*)
Trade receivables with credit cards companies and sales vouchers	99	-	99	-
Swaps of annual rates between currencie	57	-	57	-	2

Interest rate swaps	11	10	11	10	2
Loans and financing (fair value)	(335)	(84)	(335)	(84)	2
Loans and financing (amortized cost)	(7,496)	(8,393)	(6,529)	(7,723)	2
	(7,664)	(8,467)	(6,697)	(7,797)

83

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Consolidate
	Carrying amount	Fair value
	31/12/2019	31/12/2019	Level (*)
Trade receivables with credit cards companies and sales vouchers	48	48	2
Interest rate swaps	40	10	2
Loans and financing (fair value)	(95)	(84)	2
Loans and financing (amortized cost)	(8,726)	(8,056)	2
Grupo Disco put option (*)	(466)	(466)	3
	(9,199)	(8,548)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A., Éxito’s subsidiary have an exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization - and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option is presented in “Acquisition of non-controlling interest”.

There was no change between the fair value measurements hierarchy levels during the year ended December 31, 2020.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

19.11	Position of operations with derivative financial instruments

The Company has derivative contracts with the following financial institutions: Itaú BBA, Bradesco, Banco Tokyo, Scotiabank, Credit Agricole Corporate, Banco de Bogotá, BBVA, BNP, BBVA, Davivenda, Bancolombia, HSBC, and Corficolombia.

84

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The outstanding derivative financial instruments are presented in the table below:

			Parent Company		Consolidated
Description	Reference value	Maturity	12/31/2020	12/31/2019	12/31/2019
Debt
USD – BRL	US$ 50	2021	57	-	-
Currency swaps registered at the Clearing House for the Custody and Financial Settlement of Securities - CETIP

Interest rate swaps registered at CETIP
Taxa pré-fixada x CDI	R$ 54	2027	5	5	5
Taxa pré-fixada x CDI	R$ 52	2027	6	5	5
Derivatives - Fair value hedge - Brazil			68	10	10

Debt
USD – COP	-	2020	-	-	20
USD – COP	US$ 2	2022	-	-	1
Taxa de juros - COP	COP 49.950	2020	-	-	(1)
Taxa de juros - COP	COP 383.235	2021	-	-	(1)
Taxa de juros - COP	COP 132.917	2022	-	-	-

Suppliers
USD – COP	USD 24	2020	-	-	(8)
Derivatives - Grupo Éxito			-	-	11

85

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

19.12	Borrowing and financing
19.13	Debt breakdown

		Parent Company		Consolidated
	Weighted average	12/31/2020	12/31/2019	12/31/2019
Current
Debentures and promissory notes
Debentures	CDI + 2,44 per year	1,864	1,189	1,189
Borrowing costs		(24)	(33)	(33)
		1,840	1,156	1,156
Loans and financing denominated in domestic currency

BNDES	3,72% per year	-	6	7
Working capital	TR + 9,80%	12	13	14
Working capital	CDI + 1,97 per year	9	2	-
Borrowing costs		(5)	(3)	(3)
Total domestic currency		16	18	18
In foreign currency
Working capital	USD + 2,35% per year	264	-	287
Swap contracts	CDI +0,59 per year	(57)	-	-
Swap contracts	IBR 3M+3,7%	-	-	(18)
Total foreign currency		207	-	269
Total current		2,063	1,174	1,443

86

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

		Parent Company		Consolidated
	Weighted average	31/12/2020	31/12/2019	31/12/2019
Noncurrent
Debentures and promissory notes
Debentures	CDI + 2,44 per year	4,780	6,773	6,773
Borrowing costs		(21)	(46)	(46)
		4,759	6,727	6,727
Loans and financing denominated in domestic currency

BNDES	4,31% per year	-	16	16
Working capital	TR + 9,80%	60	70	70
Working capital	CDI + 1,97 per year	901	500	500
Swap contracts	CDI + 0,04 per year	(11)	(10)	(10)
Borrowing costs		(9)	(10)	(10)
Total domestic currency		941	566	566
In foreign currency
Working capital	IBR 3M+3,7%	-	-	46
Borrowing costs		-	-	(1)
Total foreign currency		-	-	45
Total noncurrent		5,700	7,293	7,338

Total		7,763	8,467	8,781

Current assets		57	-	29
Noncurrent assets		11	10	11
Current liabilities		2,120	1,174	1,472
Noncurrent liabilites		5,711	7,303	7,349

87

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

19.14	Rollforward

	Parent Company	Consolidated
Balance on Decemeber 31, 2019	8,467	8,781
Funding - working capital	594	2,852
Interest provision	378	486
Swap contracts	(60)	(60)
Mark-to-market	-	12
Exchange rate and monetary variation	57	57
Adjust to present value	71	71
Borrowing costs	42	42
Interest amortization	(451)	(549)
Principal amortization	(1,339)	(2,543)
Swap amortization	4	13
Conversion adjustment to reporting currency	-	172
Discontinued operations	-	(1,571)
Balance on December 31, 2020	7,763	7,763
	Parent Company	Consolidated
Balance on Decemeber 31, 2018	726	726
Funding - working capital	9,395	9,395
Interest provision	237	246
Swap contracts	(17)	(16)
Mark-to-market	(1)	(46)
Exchange rate and monetary variation	30	(29)
Borrowing costs	12	21
Interest amortization	(77)	(116)
Principal amortization	(1,909)	(6,102)
Swap amortization	71	95
Swap amortization	-	4,527
Conversion adjustment to reporting currency	-	80

Balance on December 31, 2019	8,467	8,781
Check BP	-

88

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

19.15	Schedule of noncurrent maturities

Maturity	Parent Company and Consolidated
From 1 to 2 years	2,484
From 2 to 3 years	2,790
From 3 to 4 years	224
From 4 to 5 years	224
After 5 years	8
Total	5,730

Borrowing Cost	(30)
Total	5,700

89

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

19.16	Debentures and promissory notes

				Data				Parent Company
	Type	Issue amount	Outstanding Debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	12/31/2020	12/31/2019
First Issue of Promissory Notes - 1st série	non-preemptive right	50	1	7/4/2019	7/3/2020	CDI + 0,72% a.a.	-	-	52
First Issue of Promissory Notes - 2nd series	non-preemptive right	50	1	7/4/2019	7/5/2021	CDI + 0,72% a.a.	52.998.286	53	52
First Issue of Promissory Notes - 3rd series	non-preemptive right	50	1	7/4/2019	7/4/2022	CDI + 0,72% a.a.	52.998.286	53	52
First Issue of Promissory Notes - 4th series	non-preemptive right	250	5	7/4/2019	7/4/2023	CDI + 0,72% a.a.	52.998.286	267	258
First Issue of Promissory Notes - 5th series	non-preemptive right	200	4	7/4/2019	7/4/2024	CDI + 0,72% a.a.	52.998.286	214	206
First Issue of Promissory Notes - 6th series	non-preemptive right	200	4	7/4/2019	7/4/2025	CDI + 0,72% a.a.	52.998.286	213	206
First Issue of Debentures- 1st series	non-preemptive right	2.000	200.000	9/4/2019	8/20/2020	CDI + 1,60% a.a.	-	-	1,001
First Issue of Debentures - 2nd series	non-preemptive right	2.000	200.000	9/4/2019	8/20/2021	CDI + 1,74% a.a.	876	1,762	2,044
First Issue of Debentures - 3rd series	non-preemptive right	2.000	200.000	9/4/2019	8/20/2022	CDI + 1,95% a.a.	1.004	2,033	2,045
First Issue of Debentures - 4th series	non-preemptive right	2.000	200.000	9/4/2019	8/20/2023	CDI + 2,20% a.a.	1.005	2,049	2,046
Borrowing Cost								(45)	(79)
								6,599	7,883
Current liabilities								1,840	1,156
Noncurrent liabilities								4,759	6,727

90

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

In the third quarter of 2019, the Company conducted its 1st issue of promissory notes in 6 series, with par value from R$50 to R$250 and a total of R$800.

During this period, the Company also conducted its 1st issue of non-convertible debentures, in four series, with a par value of R$2,000 each, and 1-4 years maturity term, totaling R$8,000. These funds were used to finance the acquisition of Éxito’s shares connected with the proposal for restructuring operations in Latin America.

19.17	Borrowings in foreign currencies

On December 31, 2020, the Company has loan in foreign currencies (US dollar) to strengthen its the working capital, maintaining its cash strategy, lengthening its indebt profile and make investments.

19.18	Guarantees

The Company has signed promissory notes for some loan agreements.

19.19	Swap contracts

The Company uses swap operations for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these liabilities for Real linked to CDI (floating) interest rates. These agreements have the same debt term and protect the interest rates and principal and are signed with the same due dates and in the same economic group. The annual weighted average rate in December 2020 was 2.76% of CDI (5.96% on December 31, 2019).

19.20	Financial covenants

In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currencies, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s consolidated financial statements drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 4.5 not exceeding equity;; and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.0. On December 31, 2020, the Company was compliant with these ratios.

Also, the instrument of the 1st issue of the Company’s debentures provides for a restrictive covenant that determines limits for distribution of dividends above the legal minimum and higher indebtedness for the acquisition of other entities.

The Company has been complying with all restrictive covenants, and, over the last three years ended on December 31, 2020, no event occurred that would require the Company to accelerate the payment of its debts.

91

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

19.21	Cash flow hedge

The Company used NDF – Non-Deliverable Forward agreements to hedge against COP/BRL exchange rate variation due to the corporate restructuring in Latin America. The NDFs agreements were designated for cash flow hedge and already concluded on December 31, 2019. The effect of this transaction is in the consideration paid in the Éxito Group acquisition.

20	Provision for legal proceedings

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. The expense related to any provision is recognized in statement of profit or loss for the year, net of any reimbursement. In case of attorney’s fees in favorable court decisions, the Company’s policy is to record a provision when fees are incurred, upon final judgment on lawsuits, as well as disclose in the notes the estimated amounts involved in lawsuits in progress.

In order to assess the outcome’s probability the Company considers available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.

The provision for legal proceedings is estimated by the Company and supported by its legal counsel, for an amount considered sufficient to cover probable losses.

	Parent Company
	Tax claims	Social security and labor	Civil	Total
Balance on December 31, 2019	143	61	36	240
Additions	27	40	30	97
Reversal	(2)	(41)	(16)	(59)
Payments	-	(4)	(4)	(8)
Monetary restatement	1	8	3	12
Balance on December 31, 2020	169	64	49	282

	Parent Company
	Tax claims	Social security and labor	Civil	Total
Balance on December 31, 2018	147	53	36	236
Additions	16	11	9	36
Reversal	(10)	(8)	(4)	(22)
Payments	(13)	(2)	(6)	(21)
Monetary restatement	3	7	1	11
Balance on December 31, 2019	143	61	36	240

92

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Consolidated
	Tax claims	Social security and labor	Civil	Total
Balance on December 31, 2019	221	75	53	349
Additions	27	42	79	148
Reversal	(9)	(43)	(19)	(71)
Payments	(1)	(5)	(35)	(41)
Monetary restatement	1	8	3	12
Conversion adjustment to reporting currency	18	2	4	24
Discontinued operation	(88)	(16)	(35)	(139)
Balance on December 31, 2020	169	63	50	282
Check BP (Set.20)				-
Check BP (Dez.19)				-

	Consolidated
	Tax claims	Social security and labor	Civil	Total
Balance on December 31, 2018	147	53	36	236
Additions	16	12	13	41
Reversal	(10)	(8)	(4)	(22)
Payments	(13)	(2)	(7)	(22)
Monetary restatement	3	7	1	11
Business combinations	76	13	14	103
Conversion adjustment to reporting currency	2	-	-	2
Balance on December 31, 2019	221	75	53	349

20.1	Tax claims

Tax claims are subject by law to the monthly monetary correction, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

The main tax claims provisioned are as follows:

The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) staple basket; and (iv) other matters.

The provisioned amount on December 31, 2020, for these matters is R$169 (R$143 for individual and R$221 for consolidated on December 31, 2019).

93

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

20.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. On December 31, 2020, the Company recorded a provision of R$64 (R$61 for individual and R$75 for consolidated on December 31, 2019), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

20.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) at in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provisions for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On December 31, 2020, the provision for these lawsuits amounted to R$23 (R$28 on December 31, 2019), for which there are no restricted deposits for legal proceeding.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. On December 31, 2020, the provision for these lawsuits is R$5 (R$8 on December 31, 2019).

The Company’s total civil and regulatory claims on December 31, 2019, is R$49 (R$36 for individual and R$53 in consolidated on December 31, 2019).

20.4	Possible contingent liabilities

The Company is party to other litigations for which the probability of loss was deemed by its legal counsel to be possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,408 on December 31, 2020 (R$2,353 on December 31, 2019). Accordingly, no provisions were recorded in connection with these proceedings, which are mainly related to:

94

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$446 on December 31, 2020 (R$457 on December 31, 2019).

COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$632 as of December 31, 2020 (R$666 on December 31, 2019). Regarding the IPI assessments, there was a judgment in August 2020 in the Superior Tribunal Federal (“STF”) that decided against taxpayers, however, in the analysis of the specific cases by our legal advisors, we consider that the risk of loss remained as possible.

ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from purchases from suppliers acquisitions considered unqualified by the registry of the State Revenue Service, among others matters. These tax assessments amount to R$1,235 on December 31, 2020 (R$1,157 on December 31, 2019). These proceedings are pending final judgment at the administrative and judicial levels.

ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$13 on December 31, 2020 (R$13 on December 31, 2019). These proceedings are pending judgment at the administrative and judicial levels.

INSS (national institute of social security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$21 on December 31, 2020 (R$21 on December 31, 2019). Proceedings have been discussed in the administrative and judicial levels. On August 28, 2020, the STF, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been monitoring the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be made.

Other litigation– These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings litigated in civil court, and special civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, among others, totaling R$24 on December 31, 2020 (R$20 on December 31, 2019).

95

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, on December 31, 2020, the estimated amount, in case of success of all lawsuits, was approximately R$17 (R$19 on December 31, 2019).

20.5	Guarantees

	Parent Company and Consolidated
Lawsuits	Real properties	Letter of guarantees	Total

Tax claims	18	290	308
Social security and labor	-	101	101
Civil and others	-	21	21
Total	18	412	430

The cost of guarantees is approximately 0.45% per year of the amount of the lawsuits and is recorded as a financial expense.

20.6	Deduction of ICMS from the calculation basis of PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Company has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the Supreme Court ruled that the ICMS should be excluded from the calculation basis of PIS and COFINS.

Since such decision, the proceedings have been brought forward by our legal advisors without any change in management's judgment, but without the final decision on the appeal filed by the Attorney General. The Company and its legal counsel believe that decision on this appeal will limit the the right of the lawsuit filed by the Company. However, the elements of the proceedings are still pending decision and do not allow the recognition of assets related to the credits to be raised since the filing of the lawsuit in 2003. The Company expects a potential credit amount of R$ 117.

96

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

20.7	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company recorded amounts referring to judicial deposits in its assets as follows.

	Parent Company		Consolidated
Lawsuits	12/31/2020	12/31/2019	12/31/2019
Tax claims	64	69	69
Social security and labor	67	43	43
Civil and others	3	9	9
Total	134	121	121

21	Leases
21.1	Lease obligations

When entering into a contract, the Company assesses whether the contract is, or contains a lease. The contract is or contains a lease if it transfers the right to control the use of the identified assets for a specified period in exchange for consideration.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 20 years.

The Company as lessors

The Company evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$ 5,000 (five thousand dollars).

The contracts are then recorded, when the lease begins, as a Lease Liability against Right of Use (Notes 16 and 17), both at the present value of minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental borrowing rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain of exercising the option to extend the lease or not exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expense for the period.

97

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Right-of-use assets are amortized over the lease term. Capitalizations for improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the assets, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The Company as lessor

Leases in which the Company does not substantially transfer all the risks and benefits of ownership of the asset are classified as operating leases. The initial direct initial costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contractual, on the same basis as rental income.

Variable rentals are recognized as income in the years in which they are earned.

21.2	Minimum future payments and potential right of PIS and COFINS

Leasing agreements totaled R$ 2,776 on December 31, 2020 (R$ 1,885 in individual and R$ 3,751 in Consolidated on December 31, 2019). The minimum future payments as leases, by leases term and with the fair value of minimum lease payments, are as follows:

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2019
Financial lease liabilities - minimum payments
Less than 1 year	172	109	404
1 to 5 ayears	866	518	1,323
More than 5 years	1,738	1,258	2,024
Present value of financial lease agreements	2,776	1,885	3,751

Future financing charges	2,478	1,634	2,347
Gross amount of financial lease agreements	5,254	3,519	6,098
PIS and COFINS embedded in the present value of lease agreements	169	115	115
PIS and COFINS embedded in the gross value of lease agreements	319	214	214

Lease liabilities interest expense is stated in note 28. The incremental interest rate of the Company on the signing date of the agreement was 9.72% in the fiscal year ended December 31, 2020 (10.73% on December 31, 2019).

In the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would be approximately 4.5%. The average term of the contracts considered is 15.2 years.

98

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

International subsidiaries, the average nominal incremental rate is 7.0%, with 3.5% of built-in inflation.

The average term of the contracts considered is 11.6 years. The Company no longer has international operations at December 31, 2020, due to corporate reorganization described in note 1.2.

21.3	Lease obligation rollfoward

	Parent Company	Consolidated
As of December 31, 2019	1,885	3,751
Funding - Lease	711	1,240
Remeasurement	276	621
Interest provision	230	415
Exchange rate and monetary variation	-	1
Amortizations	(327)	(756)
Write-off due to early termination of agreement	(4)	(518)
Transfer to parent company	9	9
Conversion currency adjustment	-	433
Discontinued operation	-	(2,416)
Corporate restructuring	(4)	(4)
As of December 31, 2020	2,776	2,776

Current liabilities	172	172
Noncurrent liabilites	2,604	2,604

	Parent Company	Consolidated
As of December 31, 2018	1,180	1,180
Funding - Lease	663	682
Remeasurement	129	138
Interest provision	149	170
Amortizations	(234)	(267)
Write-off due to early termination of agreement	(1)	(1)
Company acquisition	-	1,817
Conversion currency adjustment	(1)	32
As of December 31, 2019	1,885	3,751

Current liabilities	109	404
Noncurrent liabilites	1,776	3,347
99

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

21.4	Lease expense on variable rents, low-value, and short-term assets

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Expenses (revenues) for the period:
Variables (0.5% e 1.6% of sales)	16	15	16	19
Subleases (*)	22	20	22	20

(*) Refers mainly to revenue from lease agreements receivable from commercial galleries.

22	Deferred revenues

Deferred revenues are recognized by the Company as a liability due to anticipation of amounts received from business partners. These are recognized in the statement of profit or loss in the periods when the services are rendered to these business partners.

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2019
Rental of spaces in stores	186	132	132
Checkstand	29	10	20
Gift card	2	2	95
Revenue from credit card operators	-	15	15
Deferred revenues - Grupo Éxito	-	-	8
Others	11	19	9
Total	228	178	279

Current liabilites	227	176	277
Noncurrent liabilities	1	2	2

The Company received in advance amounts referring to the rental of backlight panels, supplier product exhibition modules, or check stands, rental of POS displays, and front-fee anticipation with credit card operators.

100

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

23	Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities are measured by the amount expected to be refunded or paid to the tax authorities. The tax rates and laws adopted to calculate tax are those effective or substantially effective, at the financial position date.

Income taxes in Brazil consist of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income, at the statutory rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$ 240,000 for IRPJ, and 9% for CSLL.

Deferred income tax and social contribution

Deferred income tax and social contribution are generated by temporary differences, at the end of the reporting periods, between the tax bases of assets and liabilities, carrying amounts and all unused tax losses, to the extent it is probable that taxable income will occur from which temporary differences and unused tax losses can be deducted; except when deferred income tax and social contribution referring to the deductible temporary difference results from the initial recognition of an asset or liability in an operation which is not a business combination and, at the moment of operation, neither affects the accounting profit nor the tax income or loss.

With respect to deductible temporary differences associated with investments in subsidiaries, deferred income tax, and social contribution are recognized only if temporary differences can be reversed in the foreseeable future and taxable income will be available from which temporary differences can be used.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced since it is no longer probable that taxable income will be sufficient to allow the use of total or part of deferred income tax and social contribution. Non-recognized deferred income tax and social contribution assets are re-assessed at the end of the reporting period and again recognized, since it is probable that future taxable income will allow the recovery of these assets.

Accumulated loss carryforwards from deferred income tax and social contribution do not expire no limitation period, but their utilization, as provided for by laws, is restricted to 30% of taxable income of each year for Brazilian legal entities, and refer to their subsidiaries which have tax planning to use these balances.

Deferred taxes relating to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity, and not in the statement of profit or loss.

Deferred income tax and social contribution assets and liabilities are offset if there is any legal or contractual right to offset the tax assets against the income tax liabilities, and deferred assets refer to the same taxpayer entity and the same tax authority.

101

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Due to the nature and complexity of the Company’s businesses, differences between effective results and assumptions adopted or future alterations of these assumptions may result in future adjustments to tax revenue and expenses already recorded. The Company set up provisions, based on reasonable estimates for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and different interpretation of tax regulation by taxpayer entity and related tax authority. These different interpretations can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

23.1	Reconciliation of income tax and social contribution expense

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Earnings before income tax and social contribution	1,834	1,580	1,625	1,502
Expense of income tax and social contribution at nominal rate	(624)	(537)	(553)	(511)
Adjustments to reflect the effective rate
Tax fines	(1)	(2)	(1)	(2)
Outcome of equity equivalence	71	27	-	-
Interest on own capital	105	84	105	84
Tax benefits	29	-	29	-
Other permanent differences	(16)	2	(16)	3
Effective income tax	(436)	(426)	(436)	(426)
Income tax and social contribution for the year
Current	(704)	(293)	(704)	(293)
Deferred	268	(133)	268	(133)
Income tax and social contribution expenses	(436)	(426)	(436)	(426)
Effective rate	23,8%	27,0%	26,8%	28,4%

102

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

23.2	Breakdown of deferred income tax and social contribution

Key components of deferred income tax and social contribution in financial position are the following:

	Parent Company
	12/31/2020			12/31/2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax and social contribution
Tax losses	-	-	-	-	-	-
Provision for contingencies	81	-	81	63	-	63
Exchange rate variation	26	-	26	31	-	31
Goodwill tax amortization	-	(315)	(315)	-	(301)	(301)
Mark-to-market adjustment	-	(2)	(2)	-	(3)	(3)
Property and equipment, intangible and investment properties	20	-	20	-	(3)	(3)
Unrealized gains with tax credits	-	(60)	(60)	-	(212)	(212)
Cash flow hedge	-	(20)	(20)	-	(76)	(76)
Lease net of right of use	131	-	131	84	-	84
Others	57	-	57	32	(11)	21
Gross deferred income tax and social contribution assets (liabilities)	315	(397)	(82)	210	(606)	(396)

Compensation	(315)	315	-	(210)	210	-

Net deferred income tax and social contribution assets (liabilities)	-	(82)	(82)	-	(396)	(396)

103

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Consolidate
	12/31/2019
	Assets	Liabilities	Net
Deferred income tax and social contribution
Tax losses	253	-	253
Provision for contingencies	106	-	106
Exchange rate variation	31	-	31
Goodwill tax amortization	-	(480)	(480)
Mark-to-market adjustment	-	(3)	(3)
Property and equipment, intangible and investment properties	-	(1,217)	(1,217)
Unrealized gains with tax credits	-	(130)	(130)
Cash flow hedge	-	(78)	(78)
Lease net of right of use	105	-	105
Presumed tax on equity - Éxito	192	-	192
Others	30	-	30
Gross deferred income tax and social contribution assets (liabilities)	717	(1,908)	(1,191)

Compensation	(717)	717	-

Net deferred income tax and social contribution assets (liabilities)	-	(1,191)	(1,191)

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of Sendas Distribuidora.

The Company estimates the recovery of the deferred tax assets as of December 31, 2020 as follows:

Years	Parent Company
Up to one year	69
From 2 years	246
315
Check	-

104

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

23.3	Rollfoward

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2019
At the beginning of the period	(395)	(265)	(265)
Benefits (expenses) in the year	268	(133)	(162)
Corporate reorganization	45	-	-
Purchase partnership	-	-	(747)
Conversion currency adjustment	-	-	(18)
Other	-	2	1
At the end of the period	(82)	(396)	(1,191)

24	Shareholders’ equity
24.1	Capital stock and stock rights

The Company’s capital stock on December 31, 2020 is R$ 761 (R$ 4,421 on December 31, 2019), represented by 268 million registered common shares, (258 million on December 31, 2019), all non-par and registered shares. According to the bylaws, the authorized share capital may be increased up to the limit of 400 million common shares. As a result of the Company's Spin-off process described in note 1.2, the capital stock on December 31, 2020 was reduced by the amount of R$ 4,673.

The Extraordinary Shareholders’ Meeting held on March 31, 2020 approved: (i) the payment of capital through 3 real properties in the amount of R$ 57, by issuing 87 million new registered, common shares, with no par value; and (ii) the capital increase by capitalizing the Advance for Future Capital Increase - AFAC in the amount of R$ 150, without issuing new shares

The Extraordinary Shareholders’ Meeting held on September 30, 2020, approved: (i) the payment of capital through 4 real properties in the amount of R$ 121, by issuing 42 million new registered common shares, with no par value.

The Extraordinary Shareholders’ Meeting held on December 14, 2020, was approved the capital increase with certain assets in the amount of R$146.

The Extraordinary Shareholders’ Meeting, held on December 31, 2020, approved: (i) the full payment of capital through 2 real properties in the amount of R$ 45; (ii) capital increase in cash in the amount of R$ 500; and (iii) capital increase through the capitalization of credits held by GPA in the amount of R$ 140, by issuing 19 million new registered common shares, with no par value.

105

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

24.2	Distribution of dividends and interest on equity

The Extraordinary Shareholders’ Meeting held on September 29, 2020 approved the interim payment of interest on equity, in the gross amount of R$ 310, over which the withholding income tax was deducted in the amount of R$ 46, corresponding to the net amount of R$ 264.

The Extraordinary Shareholders’ Meeting held on February 11, 2019 approved the payment of interim dividends, referring to a part of income verified from July 1 to September 30, 2018, in the amount of R$ 50.

The Extraordinary Shareholders’ Meeting held on December 26, 2019 approved the payment of interest on equity, in the gross amount of R$ 247, over which the withholding income tax was deducted in the amount of R$ 37, corresponding to the net amount of R$ 210.

Management proposed dividends to be distributed, considering the anticipation of interest on equity to its shareholders, calculated as follows:

	12/31/2020	12/31/2019
Net income for the year	1,398	1,047
% Legal reserve	5%	5%
Legal reserve for the year	70	52
Minimum mandatory dividends - 25%	332	1

Interest on capital paid intermediaries	310	247
Dividends proposed paid	22	1

Shareholders are entitled to receive a mandatory minimum annual dividend equivalent to 25% on December 31, 2020 (1% on December 31, 2019) of the net income for each fiscal year, adjusted in accordance with the law, offsetting in annual dividends interest on own capital and dividends distributed in the year.

The net profits or losses will be allocated by the shareholders, and their distribution, if any, will be made in the proportion established by them at the time.

24.3	Legal reserve

Legal reserve: this is recorded by appropriating 5% of the net income of each fiscal year, observing the 20% limit of capital.

106

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	12/31/2020	12/31/2019
Net income for the year	1,398	1,047
% Legal reserve	5%	5%
Legal reserve for the year	70	52

24.4	Compensation plan

The Company’s compensation plan is managed by GPA’s Board of Directors, which has assigned to the Human Resources and the Compensation Committee the responsibility to grant the options and act as an advisory in managing the Compensation Plan (the "Committee").

Members of the Committee meet to decide on the grant of options and Compensation Plan series or whenever necessary. Each series of the option granted are assigned the letter “B”, followed by a number. For the year ended December 31, 2020, the B4, B5 and B6 Series of the Compensation Plan were granted.

Options granted to a participant vest on a period of 36 (thirty six) months from the date of grant ("grace period"), except with formal authorization by the GPA, and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month from the date of grant, through the 42nd (forty-second) month from the date of grant ("exercise period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the exercise period.

The exercise price of each stock option granted under the Compensation Plan should corresponds to R$0.01 (one cent) (“exercise price”).

The exercise price shall be fully paid in domestic currency, through check or wire transfer available to GPA’s bank account, by the tenth (10th) day preceding the acquisition date of the shares.

The participant are precluded for a period of 180 (one hundred and eight) days from the date of the share, directly or indirectly sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or also, execute any act or agreement to result, or that may result in the direct or indirect, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option plan.

The Company withholds any applicable tax under Brazilian tax laws, less the number of shares delivered to the participant amount equivalent to taxes withheld.

24.5	Stock option plan

The Company’s stock option plan shall be managed by GPA’s Board of Directors, which has assigned to the Human Resources and the Compensation Committee the responsibility to grant options and to provide advice in managing the Stock Option Plan (the "Committee").

Committee members meet when options under the Option Plan are granted, and, when necessary, to make decisions in relation to the Stock Option Plan. Each series of options granted receive the letter "C" followed by a number. For the year ended December 31, 2020, the series C5 and C6 of the Option Plan were granted.

107

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

For each series of options grant within the scope of the stock option plan, the exercise price of each stock option shall correspond to 80% of the average closing price of the GPA preferred shares traded over the last twenty (20) trading sessions of the B3, before the call notice for the Committee’s meeting to resolve on the grant of options of that series (“exercise price”).

Options granted to a participant vest in a period of 36 (thirty six) months from the grant date ("grace period"), and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month as from the grant date, and ends on the last day of the 42nd (forty-second) month as of the grant date ("exercise period"), provided the exceptions included in the Compensation Plan.

Participants may exercise the options in full or in part, in one or more times, by the formalization of the exercise.

The options exercise price shall be paid in full in local currency by check or wire transfer available to the bank account held by the GPA, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

24.6	Information on the stock option plans - GPA

GPA created two stock option plans for preferred shares in 2020, series B6 and C6. According to the terms of the plans, including B6 and C6 series, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 6 months after the end of the vesting period. The condition to exercise the options is the beneficiary to stay as an employee. The series are different, exclusive, in the exercise price of the options and in the existence or not of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the GPA.

On December 31, 2020, CBD had 239,000 preferred shares held in treasury, which could back the options granted by the Plan, and CBD’s preferred stock price at the B3 was R$75.05 per share.

The table below sets forth the dilutive effect if all options granted were exercised:

	12/31/2020	12/31/2019
Total number of shares	268,352	267,997
Balance of the series granted in force	1,468	2,153
Maximum dilution percentage	0.55%	0.80%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black & Scholes” taking into account the following assumptions for the series B5 and C5: (a) expectation of dividends of 0.41%, (b) expectation of volatility of nearly 36.52% and (c) the weighted average interest rate without risk of 9.29%.

108

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of nearly 32.74% and (c) the weighted average interest rate of 7.32%.

The expectation of remaining average life of the series outstanding at December 31, 2020 is 0.88 year (1.50 year at December 31, 2019). The weighted average fair value of options granted at December 31, 2020 was R$58.78 (R$56.41 at December 31, 2019).

	Shares	Weighted average exercise price	Weighted average remaining term
As at December 31, 2019
Granted in the year	765	30.55	-
Canceled in the year	(126)	31.75	-
Exercised in the year	(1,080)	21.55	-
Expired in the year	(161)	16.74	-
Open at year end	2,153	30.25	1.50
Total exercised at December 31, 2019	2,153	30.25	1.50

As at December 31, 2020
Canceled in the year	(70)	42.59	-
Exercised in the year	(489)	23.93	-
Expired in the year	(126)	42.44	-
Open at year end	1,468	30.71	0.88
Total exercised at December 31, 2020	1,468	30.71	0.88

The amounts recorded in the statement of profit or loss, for the year ended on December 31, 2020, were R$5 (R$2 on December 31, 2019).

24.7 Share swap ratio and criteria for its calculation

On December 31, 2020, the Company approved the stock option plan (Sendas Stock Option Plan) and the share-based compensation plan (Sendas Share-Based Compensation Plan).

The Company’s spin-off will not involve a swap ratio, since the merger of spun-off assets will not result in a capital increase or issue of shares by GPA.

In GPA’s spin-off, shares issued by the Company and owned by GPA were directly delivered to GPA’s shareholders at the percentage equivalent to their interest in GPA’s capital stock, i.e., one share issued by the Company for each share issued by GPA.

109

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Even after the spin-off of GPA and the Company on December 31, 2020, statutory officers will still be entitled to GPA’s shares and options grant to which they are beneficiaries, under the terms of the Stock Option Plan (“CBD Stock Option Plan”) and GPA Share-Based Compensation Plan (“CBD Share-Based Compensation Plan”), already recognized in the Company’s results.

24.8	Other comprehensive income

Exchange rate variation of foreign investment

As part of the derecognition process of the subsidiary Éxito, in the Company's financial statements on December 31, 2020, see note 1.2, the foreign exchange variation of investment abroad recorded in “Other comprehensive income” in the amount of R$ 1,888 was also eliminated. According to CPC02 (R2) / IAS21 - The Effects of Changes in Interest Rates, the Company recorded in the income for the year the amount of R$ 171 corresponding to the 9.07% portion that represents the assets received through the exchange of assets with GPA, the remaining balance were recognized in equity.

25	Net operating revenue

CPC47 / IFRS15 establishes a comprehensive framework to determine when and for how much revenue form contracts with customers should be recognized.

Revenue

a)        Sale of goods

Revenues from the sale of goods are recognized when control of the goods is transferred to the customer, usually when delivered in the store, and at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods. No revenue is recognized if collection is uncertain.

b)	Revenue from services rendered

Since the Company sells mobile phone credits recharge at its stores, revenues earned are stated on a net basis and recognized in the statement of profit or loss when it is probable that economic benefits will flow to the Company subsidiary, and their amounts can be reliably measured.

	Parent Company and Consolidated
	12/31/2020	12/31/2019
Gross operating revenue
Goods	39,436	30,487
Services rendered and others	100	87
	39,536	30,574
(-) Revenue Deductions
Returns and sales cancellation	(73)	(57)
110

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Taxes	(3,420)	(2,435)
	(3,493)	(2,492)

Net operating revenue	36,043	28,082
Check	-	-

26	Expenses by nature

Cost of sales

The cost of goods sold comprises the acquisition cost of inventory net of discounts and considerations received from suppliers and logistics costs.

Commercial agreement received from suppliers is measured based on contracts and agreements signed between the parties.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising the storage costs, handling and freight incurred until good is available for sale. Transportation costs are included in the acquisition costs.

Selling expenses

Selling expenses consists of all stores expenses, such as payroll, marketing, occupation, maintenance, and expenses related to credit card companies, among others.

Marketing expenses refer to advertising campaigns. The Company’s principal means of communication are: radio, television, newspapers, and magazines, and the amounts of its commercial agreement are recognized in the statement of profit or loss upon realization.

General and administrative expenses

General and administrative expenses correspond to indirect expenses and the cost of corporate units, including procurement and supplies, information technology, and financial activities.

	Parent Company and Consolidated
	12/31/2020	12/31/2019
Cost of inventories	(29,641)	(22,929)
Personnel expenses	(2,135)	(1,691)
Outsourced services	(224)	(198)
Selling expenses	(511)	(408)
Functional expenses	(600)	(546)
Other expenses	(264)	(202)
	(33,375)	(25,974)

Cost of sales	(30,129)	(23,349)
111

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Selling Expenses	(2,811)	(2,273)
General and administrative expenses	(435)	(352)
	(33,375)	(25,974)

27	Other operating expenses, net

Other operating revenue and expenses correspond to the effects of significant or non-recurring events during the fiscal year not classified into the definition of other items of the statement of profit or loss.

	Parent Company and Consolidated
	12/31/2020	12/31/2019
Result with property and equipment (*)	(42)	5
Reversal (Provision) for litigations	(18)	(53)
Reestructuring expenses (**)	(71)	37
Covid-19 spending on prevention (***)	(134)	-
Indemnity assets	168	-
Total	(97)	(11)
Check	-	-
28	Net financial result

Financial revenue includes income generated by cash and cash equivalents, court deposits, and gains relating to the measurement of derivatives by fair value.

Interest income is recorded for all financial assets measured by amortized cost, adopting the effective interest rate, which corresponds to the discount rate of payments or future cash receivables over the estimated useful life of financial instrument – or shorter period, where applicable – to the net carrying amount of financial asset or liability.

Financial expenses substantially include all expenses generated by net debt and cost of sales of receivables during the fiscal year, the losses relating to the measurement of derivatives by fair value, the losses with sales of financial assets, financial charges over litigations, taxes, and interest expenses over financial leasing, as well as adjustments referring to discounts.

	Parent Company and Consolidated
	12/31/2020	12/31/2019
Financial expenses
Cost of debt	(474)	(247)
Cost and discount of receivables	(31)	(34)
Monetary restatement (liabilities)	(11)	(8)
Interest on leasing liabilities	(219)	(138)
112

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Other financial expenses	(51)	(9)
Total Financial Expenses	(786)	(436)
Financial revenues
Cash and cash equivalents profitability	39	57
Monetary restatement (assets)	299	175
Other financial revenues	5	4
Total Financial Revenues	343	236
Total	(443)	(200)

29	Earnings per share

The Company calculates earnings per share by dividing the net income, referring to each class of share, by total outstanding common shares during the fiscal year.

At the extraordinary general shareholders´ meeting held on October 5, 2020, Sendas’ shareholders voted to approve the reverse stock split of 3,269,992,034 (three billion, two hundred and sixty nine million, nine hundred and ninety two thousand and thirty four) common shares, with no par value issued by Sendas Distribuidora, in the proportion of 12.1854776946393 to 1 (one) (the “Reverse Stock Split”). Immediately following the Reverse Stock Split, capital stock of Sendas Distribuidora was represented by 268,351,567 (two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven) common shares, with no par value

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	12/31/2020	12/31/2019
Basic and diluted number:
Allocated basic earnings and not distributed- Continued operation	1,398	1,154
Allocated basic earnings and not distributed- Discontinued operation	-	(107)
Net income allocated available to common shareholders	1,398	1,047

Basic and diluted denominator (millions of shares)
Weighted average of the number of shares	268	258
Basic and diluted earning per million shares (R$) Continued operation	5.21642	4.47287
Basic and diluted earning per million shares (R$) Discontinued operation	5.21642	4.05814

30	Non-cash transactions

The Company had transactions that did not represent cash disbursements, therefore, these were not reported in the Statement of Cash Flows, as follows:

•	Company’s capital increase with property and equipment, in note 16;
113

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)
•	Purchase of property and equipment not yet paid, in note 16.6; and
•	Purchase of intangible assets not yet paid, in note 17.3

31	Insurance coverage

Insurance coverage amounts are contracted on a centralized basis to GPA, and costs are transferred to the Company.

On December 31, 2020, the Company’s global insurance coverage is summarized as follows:

Insured property	Risks covered	Amount of coverage
		12/31/2020	12/31/2019
Assets and Stock	Named risks	11,042	9,333
Profit	Lost profit	5,416	4,675
Automobiles and others (*)	Losses and damages	57	54

(*) This amount does not include hull insurance, which is 100% insured by the Economic Research Foundation Institute – FIPE table.

Also, GPA has specific insurance policies for civil and directors and officer’s liability, protection and fraud risk (Crime) and damage protection risk and cyber liability (Cyber), in the amount of R$315.

32	Discontinued operation

At the Extraordinary Shareholders’ meeting held on December 31, 2020, shareholders of the Company and GPA approved the corporate restructuring proposal which comprises the full spin-off of Éxito subsidiary to GPA. Éxito is a Colombian company operating in this country under the banners of Éxito, Carulla, Super Inter, Surtimax, and Surtimayorista supermarkets and hypermarkets, in Argentina, under the Libertad banner, and in Uruguay under Disco and Devoto banners. Also, Éxito operates shopping malls in Colombia under the Viva banner.

114

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

On December 31, 2020, Éxito’s results were classified as a discontinued operation, as follows:

Statement of profit or loss	12/31/2020	12/31/2019
Continued operation
Net operating revenue	22,034	2,151
Cost os sales	(16,526)	(1,542)
Gross profit	5,508	609
Expenses, net
Selling expenses	(2,973)	(510)
General and administrative expenses	(848)	188
Depreciation and amortization	(729)	(59)
Share of profit and loss of associates	27	(5)
Other operating expenses, net	(217)	(33)
	(4,740)	(419)
Operating profit	768	190
Net financial result	(340)	(55)
Income before income taxes continued operation	428	135
Income tax and social contribution	(60)	(43)
Net income continued operation	368	92
Operation discontinued
Net income for the year operation discontinued	(2)	-
Net income for the year	366	92

Other comprehensive income:	12/31/2020	12/31/2019
Net income for the year	368	92
Items that may be subsequently reclassified to statement of profit or loss
Exchange rate variation of foreign Investments	(416)	(165)
115

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Benefit plan	(1)	-
Cash flow rate	(1)	3
Other comprehensive results	3	-
Comprehensive income for the period	(47)	(70)

Net cash flow:	12/31/2020	12/31/2019
Operational activities	1,349	1,343
Investment activities	(4,075)	5,970
Financing activities	(1,012)	(4,274)
Exchange rate variation on cash and cash equivalents	587	111
Net cash generated	(3,151)	3,150

Earnings per share :	12/31/2020	12/31/2019
Diluit and Basic, discontinued operation	0.8214	0.2054

Discontinued operation segment:	12/31/2020	12/31/2019
Net sales	22,034	2,151
Gross profit	5,508	609
Depreciation and amortization	(729)	(59)
Equity equivalence	27	(5)
Operating profit	768	190
Net financial result	(340)	(55)
Income (loss) before income taxes	428	135
IR e CSLL	(60)	(43)
Profit continued operation	368	92
Loss (income) discontinued operation	(2)	-
Net income for the year	368	92

Current assets	8,014	6,560
Non-current assets	18,930	5,805
Current liabilities	9,729	7,209
Non-current liabilities	3,620	2,553
Equity capital/ minority	13,595	2,603
116

Sendas Distribuidora S.A. Notes to the consolidated and individual financial statements December 31, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

33	Subsequent Events

33.1 Listing of Sendas on B3’s Novo Mercado and NYSE

Accordingly Material Fact on February 19, 2021, the Company communicated to the market that on February 10, 2021 was approved the request for listing and admission to the trading of Company shares in the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão and on February 12, 2021, it was approved the request for listing of the Company American Depositary Securities (“ADS”) representing its common shares on the New York Stock Exchange (“NYSE”).

GPA’s shareholders will receive, after the close of trading on February 26, 2021 (“Cut-off Date”), shares issued by Sendas, in proportion to their respective holdings in the capital stock of GPA. The common shares issued by GPA will be traded “with the right to receive shares issued by Sendas” under the ticket symbol “PCAR3” until the Cut-off Date, whilst as of March 1, 2021, GPA’s common shares will be traded “ex-distribution”, without the right to receive Sendas shares in the distribution and Sendas shares will be traded in the Novo Mercado segment under the ticker symbol “ASAI3”.

Sendas ADSs will be traded on the NYSE as of March 1, 2021 and continue up to and including March 5, 2021 on a “when-issued” basis under the ticker symbol “ASAI WI”. Sendas ADSs are expected to commence “regular way” trading on March 8, 2021, under the ticker symbol “ASAI”.

117

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer and Investor Relations Officer